Exhibit 99.1

Allego N.V.

Unaudited interim condensed consolidated financial statements

For the six months ended June 30, 2022 and 2021

Interim condensed consolidated statement of profit or loss for the six months ended June 30, 2022 and 2021 (unaudited)

(in €‘000)	Notes	2022	2021
Revenue from contracts with customers	6
Charging sessions		23,994	11,006
Service revenue from the sale of charging equipment		18,442	4,326
Service revenue from installation services		5,964	3,693
Service revenue from operation and maintenance of charging equipment		1,822	1,393
Service revenue from consulting services		470	—
Total revenue from contracts with customers		50,692	20,418
Cost of sales (excluding depreciation and amortization expenses)		(41,210)	(13,705)
Gross profit		9,482	6,713
Other income	7	8,987	2,552
Selling and distribution expenses		(1,697)	(1,142)
General and administrative expenses	4	(278,859)	(144,021)
Operating loss		(262,087)	(135,898)
Finance costs	15	15,173	(7,261)
Loss before income tax		(246,914)	(143,159)
Income tax	17	(161)	(597)
Loss for the half-year		(247,075)	(143,756)
Attributable to:
Equity holders of the Company		(246,913)	(143,756)
Non-controlling interests		(162)	—
Loss per share attributable to the Equity holders of the Company:
Basic and diluted loss per ordinary share	9	(1.05)	(0.76)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Interim condensed consolidated statement of comprehensive income for the six months ended June 30, 2022 and 2021 (unaudited)

(in €‘000)	Notes	2022	2021
Loss for the half-year		(247,075)	(143,756)
Other comprehensive income/(loss)
Items that may be reclassified to profit or loss in subsequent periods
Exchange differences on translation of foreign operations		(33)	(14)
Income tax related to these items		—	—
Other comprehensive income/(loss) that may be reclassified to profit or loss in subsequent periods, net of tax		(33)	(14)
Other comprehensive income/(loss) for the half-year, net of tax		(33)	(14)
Total comprehensive income/(loss) for the half-year, net of tax		(247,108)	(143,770)
Attributable to:
Equity holders of the Company		(246,946)	(143,770)
Non-controlling interests		(162)	—

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Interim condensed consolidated statement of financial position as at June 30, 2022 (unaudited) and December 31, 2021

(in €‘000)	Notes	June 30, 2022	December 31, 2021[1]
Assets
Non-current assets
Property, plant and equipment	11	139,739	41,544
Intangible assets	11	23,645	8,333
Right-of-use assets		33,955	30,353
Deferred tax assets		571	570
Other financial assets	12	64,615	19,582
Total non-current assets		262,525	100,382
Current assets
Inventories		17,245	9,231
Prepayments and other assets		28,694	11,432
Trade and other receivables		33,693	42,077
Contract assets		—	1,226
Other financial assets	12	—	30,400
Cash and cash equivalents		29,775	24,652
Total current assets		109,407	119,018
Total assets		371,932	219,400

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

[1]	Consolidated statement of financial position as at December 31, 2021 audited.

Interim condensed consolidated statement of financial position as at June 30, 2022 (unaudited) and December 31, 2021

(in €‘000)	Notes	June 30, 2022	December 31, 2021[2]
Equity
Share capital	13	32,061	1
Share premium	13	369,851	61,888
Reserves		4,500	4,195
Retained earnings		(310,001)	(142,736)
Equity attributable to equity holders of the Company		96,411	(76,652)
Non-controlling interests		1,179	—
Total equity		97,590	(76,652)
Non-current liabilities
Provisions and other liabilities		1,330	133
Borrowings	14	114,556	213,128
Lease liabilities		30,402	26,097
Deferred tax liabilities		1,272	—
Total non-current liabilities		147,560	239,358
Current liabilities
Trade and other payables		43,563	29,333
Contract liabilities		5,953	21,192
Current tax liabilities		243	401
Lease liabilities		6,224	5,520
Provisions and other liabilities		1,226	248
Borrowings	14	23,404	—
Warrant liabilities	15	6,713	—
Other financial liabilities	16	39,456	—
Total current liabilities		126,782	56,694
Total liabilities		274,342	296,052
Total equity and liabilities		371,932	219,400

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

[2]	Consolidated statement of financial position as at December 31, 2021 audited.

Interim condensed consolidated statement of changes in equity for the six months ended June 30, 2022 and 2021 (unaudited)

	Attributable to ordinary equity holders of the Company
(in €‘000)	Notes	Share capital	Share premium	Reserves	Retained earnings	Total	Non-con- trolling interests	Total equity
As at January 1, 2021		1	36,947	3,823	(114,515)	(73,744)	—	(73,744)
Loss for the half-year		—	—	—	(143,756)	(143,756)	—	(143,756)
Other comprehensive income/(loss) for the half-year		—	—	(14)	—	(14)	—	(14)
Total comprehensive income/(loss) for the half-year		—	—	(14)	(143,756)	(143,770)	—	(143,770)
Other changes in reserves	9	—	—	(1,219)	1,219	—	—	—
Share-based payments expenses	8	—	—	—	121,932	121,932	—	121,932
Transaction costs, net of tax	11	—	(532)	—	—	(532)	—	(532)
As at June 30, 2021		1	36,415	2,590	(135,120)	(96,114)	—	(96,114)
As at January 1, 2022		1	61,888	4,195	(142,735)	(76,651)	—	(76,651)
Loss for the half-year		—	—	—	(246,913)	(246,913)	(162)	(247,075)
Other comprehensive income/(loss) for the half-year		—	—	(33)	—	(33)	—	(33)
Total comprehensive income/(loss) for the half-year		—	—	(33)	(246,913)	(246,946)	(162)	(247,108)
Other changes in reserves	9	—	—	338	(338)	—	—	—
Equity contribution (Allego Holding shareholders)	13	28,311	73,620	—	—	101,931	—	101,931
Equity contribution (Spartan shareholders)	13	1,789	86,401	—	—	88,190	—	88,190
Equity contribution (PIPE financing)	13	1,800	134,248	—	—	136,048	—	136,048
Equity contribution (Private warrants exercise)	13	160	13,694	—	—	13,854	—	13,854
Share-based payment expenses	8	—	—	—	79,985	79,985	—	79,985
Non-controlling interests on acquisition of subsidiary	4	—	—	—	—	—	1,341	1,341
As at June 30, 2022		32,061	369,851	4,500	(310,001)	96,411	1,179	97,590

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Interim condensed consolidated statement of cash flows for the six months ended June 30, 2022 and 2021 (unaudited)

(in €‘000)	Notes	2022	2021
Cash flows from operating activities
Cash generated from/(used in) operations	10	(91,620)	(13,209)
Interest paid		(3,494)	(2,680)
Income taxes paid		(320)	(220)
Net cash flows from/(used in) operating activities		(95,434)	(16,109)
Cash flows from investing activities
Acquisition of Mega-E, net of cash acquired	4	874	—
Acquisition of MOMA, net of cash acquired	4	(28,733)	—
Purchase of property, plant and equipment	11	(12,944)	(10,071)
Proceeds from sale of property, plant and equipment	11	97	412
Purchase of intangible assets	11	(1,355)	(40)
Proceeds from investment grants		235	2,275
Payment of purchase options derivative premiums	12	—	(1,500)
Net cash flows from/(used in) investment activities		(41,826)	(8,924)
Cash flows from financing activities
Proceeds from borrowings	14	—	24,202
Payment of principal portion of lease liabilities		(2,819)	(907)
Payment of transaction costs	13	(925)	(532)
Proceeds from issuing equity instruments (Spartan shareholders)	4	10,079	—
Proceeds from issuing equity instruments (PIPE financing)	4	136,048	—
Net cash flows from/(used in) financing activities		142,383	22,763
Net increase/(decrease) in cash and cash equivalents		5,123	(2,270)
Cash and cash equivalents at the beginning of the half-year		24,652	8,274
Effect of exchange rate changes on cash and cash equivalents		—	6
Cash and cash equivalents at the end of the half-year		29,775	6,010

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Notes to the unaudited interim condensed consolidated financial statements

Index to notes to the unaudited interim condensed consolidated financial statements

1.	Reporting entity

Allego N.V. (“Allego” or “the Company”), a continuation of the former Allego Holding B.V. (“Allego Holding”) as detailed below, was incorporated as a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) on June 3, 2021 under the laws of the Netherlands under the name of Athena Pubco B.V.

On March 16, 2022, Athena Pubco B.V. changed its legal form from a private limited liability company to a public limited liability company (naamloze venootschap), changed its name to Allego N.V. and entered into the Deed of Conversion containing the Articles of Association of Allego N.V. Allego Holding consummated the previously announced business combination (“the SPAC Transaction”) with Spartan Acquisition Corp. III (“Spartan”) pursuant to the terms of the business combination agreement (“BCA”) and became a publicly traded company on the New York Stock Exchange (“NYSE”).The new public company — Allego N.V. — trades under the Allego name with the ticker “ALLG”. The Company’s registered seat and head office are in Arnhem, the Netherlands. Its head office is located at Westervoortsedijk 73 KB, 6827 AV in Arnhem, the Netherlands. The Company is registered with the Dutch Trade Register under number 82985537.

The Company’s main activity is enabling electrification through designing, building and the operation of charging solutions for electric vehicles in Europe. The Company services corporate customers with the long-term operation of comprehensive charging solutions. The Company’s goal is to offer the best EV charging experience with end-to-end charging solutions through different charging products (e.g. slow, fast, ultra-fast charging) in combination with one EV Cloud platform and additional service support. Upon completion of the BCA, Allego N.V. underwent a capital restructuring process which resulted in additional shares being issued to Madeleine Charging B.V., an external consulting firm, the PIPE Investors and former Spartan shareholders. The majority of the Allego N.V. shares are held by Madeleine Charging B.V. (“Madeleine”) which is an indirectly wholly owned subsidiary of Meridiam SAS (“Meridiam”) – a global investor and asset manager based in Paris, France. Meridiam specializes in the development, financing and long-term management of sustainable public infrastructure in the mobility, energy transition and social infrastructure sectors.

These financial statements are the interim condensed consolidated financial statements for the group consisting of Allego N.V. and its subsidiaries (jointly referred to as the “Group” or “Allego Group”). Further disclosure on why the Company’s interim condensed consolidated financial statements include comparative information for transactions occurring during the six months ended June 30, 2021, despite the Company only being incorporated on June 3, 2021, is provided in Note 2 and Note 3.

2.	Basis of preparation and changes to the Group’s accounting policies

2.1	Basis of preparation

The interim condensed consolidated financial statements for the six months ended June 30, 2022 have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and are unaudited.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s annual consolidated financial statements for the year ended December 31, 2021. Please note that with the Group we mean the consolidated financial statements of Allego Holding as explained below.

The interim condensed consolidated financial statements have been prepared on a historical cost basis, unless otherwise stated. All amounts disclosed in the interim condensed consolidated financial statements are presented in thousands of euros (€), unless otherwise indicated.

The Company cannot be considered a separate entity acting in its own right for the period prior to the completion of the BCA, and the economic substance of its incorporation and the holding of the shares of Allego Holding constitutes a capital reorganization of the Group subsequent to the completion of the BCA and to aid with integrating new investors. Consequently, management has concluded that Allego should recognize in its consolidated financial statements the net assets of Allego Holding and subsidiaries as per their preceding carrying amounts, and that comparative information should be represented, as the interim condensed consolidated financial statements of the Company and its subsidiaries are a continuation of those of Allego Holding and its subsidiaries.

Therefore, the comparable (interim condensed) consolidated financial statements as of December 31, 2021, for the six months ended June 30, 2021, and the current period from January 1, 2022, until March 16, 2022, represent the (interim condensed) consolidated financial statements of Allego Holding and its subsidiaries.

The interim condensed consolidated financial statements were prepared by the Executive Board and were authorized for issue in accordance with a resolution of the Executive Board on September 30, 2022.

2.2	Going concern assumption and financial position

The Group’s scale of operations

The Group’s strategy requires significant capital expenditures, as well as investments in building the Group’s organization aimed at increasing the scale of its operations. Start-up losses are inherently associated with the business as charging points need to become known to users. As a result, the Group incurred losses during the first years of its operations and expects to continue to incur losses in the next eighteen months as of June 30, 2022. Therefore, the Group relies heavily on financing from its existing shareholders and banks to finance its operations and scale-up of the business. Further envisioned growth — in line with the Group’s strategy — will require additional significant investments.

Financial position of the Group

As of June 30, 2022, the losses incurred during the first years of its operations were offset by equity contributions from 2022 and resulted in a positive equity of €97,590 thousand (December 31, 2021: negative €76,652 thousand) and cash and cash equivalents of €29,775 thousand (December 31, 2021: €24,652 thousand). The Group’s operations have been funded by borrowings from the Company’s shareholders and banks, as well as the proceeds from the SPAC Transaction. In the interim condensed consolidated statement of financial position as at June 30, 2022, the carrying value of the borrowings amounts to €114,556 thousand (December 31, 2021: €213,128 thousand).

Impact of COVID-19

The results for the six months ended June 30, 2022 have not been impacted by COVID-19 to the same extent as previous periods. As COVID-19 lockdown measures eased, traffic by EV-drivers and consumed energy levels increased. The impact on the Group’s charging revenues correlates with these trends. Charging revenue recovered throughout the first half-year of 2022 compared to the 2021 level.

During the six months ended June 30, 2022 and 2021, the Group did not receive COVID-19 related government support or any COVID-19 related rent concessions.

Impact of increasing energy prices

The Group provides electricity directly on its own chargers and needs to procure this energy from the power markets in Europe. The price of electricity is highly volatile and has direct impact on the gross margin of the Group’s charging revenue. The Group has developed an energy platform to be able to diversify its supply from different sources from utilities, suppliers, power market directly and generating renewable assets. As a result of the war in Ukraine the price of gas has increased sharply, thereby increasing the demand on the European power markets with corresponding constraints in supply. This supply and demand imbalance has recently caused record increases in the price of electricity in Europe. This volatility might put pressure on the Group’s results, limit the Group’s ability to deliver on its strategy and might result in more significant cash outflows than expected. The mitigating actions the Group takes with electricity price increases at its charging stations is that the Group secures long-term power purchase agreements with renewable power on multi-years terms and fixed price energy contracts.

Financing

On May 27, 2019, the Group entered into a senior debt bank facility (“the facility”), totaling €120 million, with Société Générale and KommunalKredit (“the lenders”). During the year ended December 31, 2021, the Group completed three drawdowns on the facility for a total amount of €44,315 thousand. As a result of these drawdowns, the Group has utilized the maximum amount of credit as allowed under the facility as of December 2, 2021. The facility, which will expire in May 2026, includes loan covenants based on increasing performance criteria related to EBITDA, revenue and interest expenses determined in accordance with Dutch GAAP. As the Group recently transitioned to IFRS, the loan covenants may be revisited with the lenders as per the facility agreement.

For all reporting periods presented, the Group met its covenants that were determined in accordance with Dutch GAAP and as disclosed in Note 14 Borrowings. The Group has analyzed the covenants based on its forecasted period of 12 months from the issuance date of these condensed consolidated financial statements and expects to continue to meet the increasing performance criteria outlined in the prevailing loan covenants. The Group notes that there is uncertainty with achieving its forecast and therefore compliance with the covenants in the future as there is limited headroom. In case of a breach and the borrowings become on-demand the Group expects to have access to mitigating actions by negotiating waivers based on discussions with the banks and historical results of obtaining waivers and the good relationships with the banks. In addition, on July 28, 2022, the Group expanded its existing €120 million senior debt facility by an additional €50 million through an accordion feature with Société Générale and KommunalKredit Austria (KA). Additionally, the Group has received a waiver such that the Group is no longer required to pledge an amount of bank balances. In the original agreement, these bank balances were required to be pledged to secure the payment of interest and commitment fees. Consequently, these bank balances are at the free disposal of the Group. As at June 30, 2022, the amount of pledged bank balances amounted to €13 million. Under the original terms the senior debt facility expires in May 2026. However, the Group is seeking a new expanded financing package.

In addition, the Company’s previous sole shareholder had issued loans to the Group. The principal and accrued interest of the shareholder loans were converted to equity as part of the completion of the BCA on March 16, 2022. A new shareholder loan was recognized in 2022 as a result of the consolidation of Mega-E following the related purchase option becoming substantive as a result of the SPAC Transaction.

The Group completed the SPAC Transaction on March 16, 2022. The completion of the merger yielded proceeds of €146 million. These proceeds were received in exchange for Allego shares that were issued with respect to the Private Investment in Public Entity (“PIPE”) offering and cash held in trust by Spartan after redemptions. The Group continues to seek additional funding solutions to accelerate future growth and expansion.

Refer to Note 14 for information on the terms and conditions of the senior debt bank facility and the shareholder loans and for information on loan covenants related to the senior debt bank facility.

Liquidity forecasts

Management prepares detailed liquidity forecasts and monitors cash and liquidity forecasts on a continuous basis. The liquidity forecast incorporates current cash levels, revenue projections and a detailed capital expenditures and operating expenses budget. Cash flows are monitored closely, and the Group invests in new stations, chargers and grid connections only if the Group has secured financing for such investments. These forecasts reflect potential scenarios and management plans and are dependent on securing significant contracts and related revenues. The liquidity forecasts incorporate any (new) potential impact from the COVID-19 outbreak and are regularly updated, given the rapidly evolving nature and uncertain broader consequences of the pandemic.

The Group requires additional financing for additional development activities and operations. Management plans to finance these investments and costs with the drawdowns on its senior debt facility that were completed during the second half-year of 2021, and with the proceeds from the SPAC Transaction that was completed in the first quarter of 2022.

On March 16, 2022, the Company consummated the previously announced business combination pursuant to the BCA and became a publicly traded company on the NYSE through the incorporation of Allego N.V. As a result of the merger, the Group received €146 million ($161 million3) of gross proceeds4. Refer to Note 4 for more details on the SPAC Transaction. As of June 30, 2022, the Group had cash and cash equivalents of €29,775 thousand.

Since the completion of the SPAC transaction, the Group has funded further development activities and its operations. On June 7, 2022, the Group entered into a Share Purchase Agreement to acquire 100% of the share capital of MOMA, an unlisted software company. On June 7, 2022, the Group paid 50% of the purchase price of €60,000 thousand. On July 29, 2022, the Group has settled the second installment of €30,000 thousand, representing the remaining 50% of the total purchase price consideration payable for the acquisition in accordance with the terms of the Share Purchase Agreement. On July 27, 2022, the Group entered into a Sale and Purchase Agreement to acquire 51% of the share capital of Mega-E for a purchase consideration for the shares of €4,823 thousand and €11,936 thousand for the shareholder loan receivable between Meridiam and Mega-E. On July 29, 2022, the Group has settled the above-mentioned obligations by transferring an amount of €16,759 thousand with respect to the acquisition of Mega-E, representing the purchase consideration for the shares and the settlement of the shareholder loan between Meridiam and Mega-E. The Group signed a letter of intent to acquire the remaining 49% which is expected to be acquired before December 31, 2022. These acquisitions were financed by the proceeds from the SPAC transaction, the extension of the existing senior debt facility and a release of a commitment to maintain a cash amount.

Currently, no commitments exist for further growth investments. The Group will be required to seek additional financing to continue to execute its growth strategy and business plan in the long-term. The realization of such financing is inherently uncertain. Securing additional funding — by raising additional equity or debt financing — is important for the Group’s ability to continue as a going concern in the long-term. However, there is no assurance that the Group will be able to raise additional equity or debt financing on acceptable terms, or at all.

The Group expects to be able to meet its financing requirements in the short-term using the additional financing received on its existing senior debt bank facility that were completed during the second half-year of 2022 and its cash flows from operations in line with its liquidity forecasts. In the long-term, the Group expects to be able to secure its financing requirements through additional external bank financing and a potential new capital raise. Therefore, the interim condensed consolidated financial statements have been prepared under the assumption that the Group operates on a going concern basis.

2.3	Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s consolidated annual financial statements for the

[3]	Translated at the EUR/USD exchange rate as at March 16, 2022.
[4]	Gross proceeds: not inclusive of transaction expenses.

year ended December 31, 2021, except for the adoption of new standards effective as of January 1, 2022 (refer to Note 2.4), and the adoption of new accounting policies as indicated in this note.

For the six months ended June 30, 2021, general and administrative expenses have been restated to reflect the recognition of an expense for the April 2021 modification of the share-based payments awards to an external consulting firm. The correction of these errors resulted in an additional share-based payment expense of €17,113 thousand for the six months ended June 30, 2021. Please refer to the Group’s consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021, 2020 and 2019 for more details around the correction of the error.

Certain amounts in prior reporting periods have been reclassified to conform to the current reporting period presentation. These reclassifications had no effect on loss for the year, shareholders’ equity or loss per share.

2.3.1 Business combinations

The Group accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business as per IFRS 3 and control is transferred to the Group. To determine whether a particular set of activities and assets is a business, the Company assesses whether the set of assets and activities acquired includes, at a minimum, an input and a substantive process and whether outputs can be produced.

The cost of an acquisition is measured at the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects whether to measure non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred.

Any contingent or deferred consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent or deferred consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured, and settlement is accounted for within equity. Otherwise, other contingent or deferred consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the consideration are recognized in the consolidated statement of profit or loss.

In the event of an asset acquisition, the Company applies the guidance prescribed by IFRS 3 and allocates the cost of the transaction to the assets acquired and liabilities assumed based on their relative fair values at the date of purchase with no goodwill recognized.

The Group allocated the transaction price to the identifiable assets acquired and liabilities assumed. For any identifiable asset or liability initially measured at an amount other than cost, the Group initially measures that asset or liability at the amount specified in the applicable IFRS Standard. The Group then allocates the residual transaction price to the remaining identifiable assets and liabilities based on their relative fair values at the date of the acquisition.

2.3.2 Goodwill

In a business combination, goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and the fair value of any previously interest held over the fair value of the net identifiable assets acquired and liabilities assumed). After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill impairment testing is performed annually or more frequently if events or changes in circumstances indicate possible impairment. The carrying amount of goodwill is compared with the recoverable amount which is the higher of the value in use and the fair value less cost to sell.

2.3.3 Share-based payments

2.3.3.1	Second Special Fees Agreement

A share-based payment arrangement is provided to an external consulting firm via a Second Special Fees Agreement (compared to the first Special Fees Agreement entered into in December 2020). Information relating to this agreement which was originally between the Company’s immediate parent entity — Madeleine — and the consulting firm is set out in Note 8.2. The fair value of the share-based payment arrangement granted under the Second Special Fees Agreement is recognized as an expense, with a corresponding increase in retained earnings as long as the agreement remained in place between Madeleine and the consulting firm. The Second Special Fees Agreement was novated from Madeleine to the Company during the reporting period and as a result, the fair value of the share-based payment arrangement granted under the Second Special Fees Agreement is recognized as an expense, with corresponding movements in the provision recognized as part of the novation. The total amount to be expensed is determined by reference to the fair value of the share-based payment arrangement, including market performance conditions. The fair value excludes the impact of any service and non-market performance vesting conditions.

IFRS 2 requires the total expense to be recognized over the vesting periods, which are the periods over which all of the specified service and non-market vesting conditions are to be satisfied. For the Second Special Fees Arrangement the expenses are recognized over the service periods (from the grant date until each forecasted equity injection, refer to section 3.1.6). The Group shall revise its estimate of the length of the vesting periods, if necessary, if subsequent information indicates that the length of the vesting period differs from previous estimates. This may result in the reversal of expenses if the estimated vesting periods are extended.

2.3.3.2	Management Incentive Plan

The share-based payment arrangement in place related to the Management Incentive Plan qualifies as an equity settled share-based payment in accordance with IFRS 2. As mentioned in Note 8.3, as part of Allego´s Management Incentive Plan some key management employees were granted options, with performance vesting criteria attached to some of these options.

The grant date fair value of grant options (options subject to the expiry of a blocking period of 18 months) is recognized as an operating expense with a corresponding increase in retained earnings. The fair value is determined at the grant date and the total expense is recognized immediately since the participants are not required to complete a specified period of service period before becoming unconditionally entitled to these equity instruments.

The grant date fair value of the performance options (options subject to predefined performance conditions and the expiry of the blocking period) is recognized as an operating expense with a corresponding increase in retained earnings. The fair value is determined at the grant date and the total expense is recognized over the vesting period. At the end of each reporting period, the Group revises the expense for the services received based on the non-market vesting and service conditions. The impact is recognized in the consolidated statement of profit or loss with the corresponding increase in retained earnings.

The grant options and performance options do not include any market conditions or non-vesting conditions that should be included in their fair value. The grant date fair value remains the same over time.

2.4	Revenue recognition

Revenue from consulting services

The Group recognizes revenue from providing consulting services. Revenue from providing consulting services is recognized in the accounting period in which the services are rendered.

Revenue is recognized over time using the input variable method as a measure of progress.

In the case of fixed-price contracts, the customer pays the fixed amount based on a payment schedule. If the services rendered by the Group exceed the payments, a contract asset is recognized. If the payments exceed the services rendered, a contract liability is recognized.

2.5	Financial instruments

Financial assets

Classification

The Group classifies its financial assets in the following measurement categories:

•	those to be measured subsequently at fair value through other comprehensive income with recycling of cumulative gains and losses – debt instruments (“FVOCI – debt instruments”);

•

those to be measured subsequently at fair value through other comprehensive income with no recycling of cumulative gains and losses upon derecognition – equity instruments (“FVOCI – equity instruments”);

•	those to be measured subsequently at fair value through profit or loss (“FVPL”); and

•	those to be measured at amortized cost.

Subsequent measurement: Investments in equity securities

The Group measures all equity investments at fair value. Where the Group has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to the consolidated statement of profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in the consolidated statement of profit or loss as other income when the Group’s right to receive payments is established.

The Group’s investments in equity securities relate to an investment in a private company that provides distributed demand response products, which enable households to achieve energy savings. The Group has elected to present fair value gains and losses related to this equity investment in OCI, as investing in (equity) securities is not the main activity of the Group.

2.6	New accounting standards, interpretations and amendments adopted by the Group

A number of amended standards became applicable for the current reporting period. The Group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these amended standards.

3.	Significant accounting estimates, assumptions and judgments

The preparation of the Group’s interim condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent assets and liabilities. The reported amounts that result from making estimates and assumptions, by definition, will seldom equal the actual results. Management also needs to exercise judgment in applying the Group’s accounting policies.

The significant accounting estimates, assumptions and judgments applied in preparing these interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s consolidated annual financial statements for the year ended December 31, 2021, except for new estimates and assumptions as indicated below.

3.1	Judgments

In the process of applying the Group’s accounting policies, management has made the following judgments, which have the most significant effect on the amounts recognized in the interim condensed consolidated financial statements.

3.1.1 Business Combination Agreement (Spartan Merger)

The merger with Spartan is not within the scope of IFRS 3 Business Combinations as Spartan does not meet the definition of a business as per IFRS 3. In accordance with an agenda decision of the IFRS Interpretations Committee, the transaction is in scope of IFRS 2 Share-based Payment and was accounted for as a recapitalization in which Allego issued shares in exchange for the net assets of Spartan.

The excess of fair value of Allego shares issued over the fair value of Spartan’s identifiable net assets was treated as costs for the service of obtaining a listing and expensed during the reporting period in which the transaction occurred.

Additionally, Allego shares were issued with respect to the PIPE offering. Allego received a total of €136 million in cash and cash equivalents in return for issuing 15,000,000 common shares with a nominal value of €0.12 per share. The difference between the value of the proceeds on the date of the merger and the nominal value of the shares has been accounted for as share premium.

Furthermore, Allego shares were issued to Madeleine and an external consulting firm based on their relative shareholding percentage in Allego Holding immediately before the capital reorganization. This increase in share capital has been offset by a reduction in share premium of the same amount.

3.1.2 Warrants

Each Public and Private Warrant originally issued by Spartan to its public shareholders and its sponsors were converted on the closing date of the SPAC Transaction, into a right to acquire one ordinary share of Allego on the same terms as were in effect immediately prior to the closing date.

On the closing date of the BCA, Allego assumed the Warrants to registered holders of Spartan’s Public and Private Warrants. Allego assumed and continues to hold these warrants on the same terms as before.

According to management’s assessment, both the Public and Private Warrants fall within the scope of IAS 32 and have been classified as a current derivative financial liability (based on the warrants being exercisable 30 days after the closing date of the BCA). In accordance with IFRS 9 Financial Instruments, the warrant derivatives that have been classified as financial liabilities shall be measured at fair value with subsequent changes in fair value to be recognized in the consolidated statement of profit or loss. For further details see Note 15.

3.1.3 Consolidation of Mega-E

On July 28, 2021, the Allego Group and Meridiam EM SAS — an indirectly wholly-owned subsidiary of Meridiam SAS, the Company’s then ultimate parent — entered into a call option (the “Mega-E Option”) agreement to acquire 100% of the share capital of Mega-E Charging B.V. (“Mega-E”). The Group paid no consideration for the option. The purchase price under the option amounts to €9,456 thousand in accordance with the Mega-E Option agreement. The call option was exercisable by the Group at the earliest on January 15, 2022, and within the six-month period thereafter.

Until March 16, 2022, the exercise of the call option by the Allego Group was conditioned upon completion of the SPAC Transaction. On March 16, 2022, the Allego Group consummated the SPAC Transaction, thereby becoming able to exercise its call option right pursuant to the terms of the MEGA-E Option agreement. Therefore, the Group reassessed its control assessment over Mega-E.

The call option provided the Group with potential voting rights, which are considered substantive as of March 16, 2022 (being the “acquisition date”), because as of that date all conditions under the call option agreement were met and the Group was able to exercise its rights thereunder. The Group concluded that these potential voting rights provided the Group with control over Mega-E. The acquisition of Mega-E by the Group is not considered to be a business combination within the scope of IFRS 3 as Mega-E does not meet the definition of a business as it does not contain any substantive processes. The acquisition of Mega-E has therefore been accounted for as an asset acquisition in the Group’s consolidated financial statements.

3.1.4 Acquisition of MOMA

On June 7, 2022, the Group acquired shares representing 100% of the share capital of Modélisation, Mesures et Applications S.A. (“MOMA”)—an unlisted software company based in France and current service provider for the Group’s EV Cloud platform. This constitutes a Business Combination (specifically referred to as the “MOMA acquisition”) as defined in terms of IFRS 3 Business Combinations, thus the transaction has been accounted for by the Allego Group using the acquisition method of accounting in accordance with IFRS 3. The Group has considered the following main judgements:

Purchase price allocation

Assets and liabilities of subsidiaries acquired are included at their fair value at the acquisition date. Only the investment in equity securities acquired at acquisition date had a fair value that differed significantly from its carrying value (refer to Note 12 and Note 19 for further details). Furthermore, there were no intangible assets acquired at the acquisition date. The initial accounting for the business combination is incomplete at the time that these interim condensed consolidated financial statements are authorized for issue, because not all required information has been obtained and the identification and valuation procedures of the assets and liabilities are currently in process.

Goodwill

The excess of the purchase price over the fair value of the identifiable assets and liabilities is recorded as goodwill. An impairment assessment is performed at least once annually, or more frequently if indicators of potential impairment exist, which includes evaluating qualitative and quantitative factors to assess the likelihood of an impairment. Such impairment assessments require management to make significant estimates and assumptions.

Acquisition-related expenses

Acquisition-related expenses are recognized separately from the business combination and have been expensed as incurred in the consolidated statement of profit or loss.

3.1.5 Accounting for the First Special Fees Agreement

On December 16, 2020 (‘the First Special Fees Agreement grant date’), the Company’s immediate parent entity — Madeleine — entered into a First Special Fees Agreement (the “First Agreement”), pursuant to which an external consulting firm provided services to Madeleine and the Group relating to a contemplated share transaction (a “Liquidity Event”). As consideration for these services, the consulting firm is entitled to fees in cash and in shares based on the value of the Company in relation to a future Liquidity Event, payable by Madeleine.

Management assessed whether the Group has received services under the First Agreement that requires the First Agreement to be accounted for in the Group’s consolidated financial statements. The First Agreement was entered into by Madeleine and the consulting firm reports to the board of directors of Madeleine. The consulting services provided related to a Liquidity Event, but also to strategic and operational advice. The Group has benefited from these services and might also benefit from a Liquidity Event. Although the Group does not have the obligation to settle the obligation under the First Agreement, management believes that the services provided under the First Agreement benefit the Group. Therefore, the First Agreement is in scope of IFRS 2 Share-based Payment from the perspective of the Group and accounted for in the Group’s consolidated financial statements.

The Group has also assessed that the total fair value of the grant should be recognized between the grant date and the estimated date of the Liquidity Event as the First Agreement compensates the external consulting firm for future services and creates a significant incentive for the external consulting firm to continue to provide services until a Liquidity Event takes place. The First Agreement therefore includes an implicit future service period over which the share-based payment expenses should be recognized.

In January 2021, the First Agreement was amended whereby certain definitions, including the definition of what entails a Liquidity Event, were changed. Another amendment in April 2021, provides the external consulting firm with the right to subscribe for additional shares being equal to 5% of the share capital (after completion of the listing) of the Company and the First Agreement was extended until December 31, 2028. Management assessed and reflected these changes by re-estimating the service period and the total fair value of the grant.

On July 28, 2021, the parties to the BCA agreed that the cash payments to be made by Meridiam under the First Agreement will be recharged to the Company or its legal successor. However, this repayment agreement does not result in an obligation for the Company to settle the First Agreement. Therefore, this does not change the accounting treatment of the First Agreement in the consolidated financial statements for the year ended December 31, 2021.

Refer to Note 8.1 for further details on the accounting for the Agreement.

3.1.6 Accounting for the Second Special Fees Agreement

On February 25, 2022 (‘the Second Special Fees Agreement grant date’), the Company’s then immediate parent entity — Madeleine — entered into a Second Special Fees Agreement (the “Second Agreement”), with the same external consulting firm as for the First Agreement described above. The purpose of this Second Agreement is to compensate the external consulting firm for their continuous strategic and operational advice, as well as support with regards to the Group’s capital raising efforts in the near future. The Agreement expires on the earlier of June 30, 2025, and the date on which Madeleine no longer holds any equity security in the Company. As consideration for the Second Agreement, the external consulting firm is entitled to receive cash compensation based on the value of the Group in connection with any new injection of equity, whether in cash or in kind, in any entity of the Group subsequent to the completion of the SPAC Transaction (the “Equity Injection(s)”).

Management assessed whether the Group has received services under the Second Agreement that requires the Second Agreement to be accounted for in the Group’s consolidated financial statements. The Second Agreement was entered into by Madeleine and the consulting firm reports to the board of directors of Madeleine. The consulting services provided related to the Equity Injections, but also to strategic and operational advice. The Group has benefited from these services and might also benefit from Equity Injections. Although the Group does not have the obligation to settle the obligation under the Second Agreement, management believes that the services provided under the Second Agreement benefit the Group. Therefore, the Second Agreement is in scope of IFRS 2 Share-based Payment from the perspective of the Group and accounted for in the Group’s consolidated financial statements.

The Group has also assessed that the total fair value of the grant should be recognized between the grant date and the estimated dates of the Equity Injections as the Second Agreement compensates the external consulting firm for future services and creates a significant incentive for the external consulting firm to continue to provide services until the Equity Injections takes place. The Second Agreement therefore includes an implicit future service period over which the share-based payment expenses should be recognized.

On March 10, 2022, the Second Agreement was amended to modify the formula of the relevant percentage used in the determination of the fees payable for equity injections subsequent to the first Equity Injection. Management assessed and concluded these changes had no impact to the fair value of the grant.

On April 20, 2022, the Second Agreement was novated from Madeleine to Allego (the “Novation”), all the other terms of the Second Agreement remaining the same. As a result of the Novation, the Group has now the obligation, instead of Madeleine, to settle the share-based payment arrangement with the consulting firm. The Second Agreement’s classification therefore changed to a cash-settled share-based payment arrangement from the Novation date.

Refer to Note 8.2 for further details on the accounting for the Agreement.

3.1.7 Accounting for the Management Incentive Plan

In March 2022, the Group established the Management Incentive Plan (“MIP”), which includes two types of options that can be issued to the key management personnel: the grant options and the performance options. The options issued under the plan are classified as equity-settled share-based payment transactions, as the settlement with the participants shall be made using the company’s shares, as such they fall in scope of IFRS 2 Share-based Payment from the perspective of the Group and accounted for in the Group’s consolidated financial statements.

The issued options are recognized at fair value as an operating expense with the corresponding increase in retained earnings, over the vesting period being the period over which all of the specified vesting conditions are satisfied. For both options the service period is concluded to start on March 17, 2022 (the date at which the Group became a listed entity) as at that date there was a valid expectation of an award and a corresponding obligation by the Group. At March 17, 2022 there was no legally enforceable arrangement which was completed on May 14, 2022 which is the grant date. For the grant options the vesting date is the grant date while the expenses are recognized between the start of the service period and the vesting date. The performance options are recognized over the relevant service period, (starting on March 17, 2022), being the period to which the bonus relates and the vesting period of the shares. The number of shares expected to vest is estimated based on the non-market vesting conditions. For the details of fair value assessment we refer to Note 8.3.

At the end of each period, the Group revises its estimates of the number of options that are expected to vest based on the service conditions. It recognizes the impact of the revision to original estimates, if any, in operating expenses, with a corresponding adjustment to retained earnings.

When the options are exercised, the Group transfers the appropriate number of shares to the employee. The proceeds received, net of any directly attributable transaction costs, are credited directly to equity. Where options are forfeited due to a failure by the employee to satisfy the service conditions, any expenses previously recognized in relation to such shares are reversed effective from the date of the forfeiture.

It is possible for the Group to net settle the options for (i) withholding taxes and (ii) the exercise price. This will result in classification of all the options as equity-settled since IFRS 2 includes an exception to the general principles for classification as cash-settled when an employer withholds awards due to a mandatory requirement to settle a tax exposure on behalf of an employee which is applicable to the Group.

Refer to Note 8.3 for further details on the accounting for the MIP.

3.2	Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within future periods, are described below.

The Group based its assumptions and estimates on parameters available when the interim condensed consolidated financial statements were prepared and are based on historical experience and other factors that are considered to be relevant. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

3.2.1 Valuation of purchase options to acquire MOMA and Mega-E

On March 26, 2021, the Group entered into two option agreements, pursuant to which the Group was entitled to purchase shares representing 8.50% of the share capital (on a fully diluted basis) of MOMA, a service provider for the Group’s EV Cloud platform — and 100% of a third-party company, which held 42.0% of the share capital of MOMA.

On July 28, 2021, the Group and Meridiam EM — an indirectly wholly-owned subsidiary of Meridiam SAS, the Company’s then ultimate parent — entered into a call option agreement to acquire 100% of the share capital of Mega-E.

The fair value of the purchase options recorded in the consolidated statement of financial position cannot be measured based on quoted prices in active stock markets. Their fair value is therefore measured using an option pricing model, i.e. Black-Scholes pricing model. The inputs to this model are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing the fair value. Judgements include considerations of inputs such as the market value of the underlying assets (i.e. spot price per share) and volatility. Changes in assumptions relating to these factors could affect the reported fair value of the purchase options.

Due to the exercise of the MOMA options and the consolidation of Mega-E as of June 30, 2022, these options are not recognized on the interim condensed consolidated statement of financial position.

The assumptions and model used for estimating the fair value of the purchase options are disclosed in Note 19.

3.2.2 Valuation of share-based payment awards

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model and making assumptions about them.

For the measurement of the fair value of equity-settled transactions with an external consulting firm under the First Agreement at the grant date (and subsequent measurement dates to determine the fair value of consulting services received, for the portion of share-payment expenses that related to compensation for external consulting services), the Group used a valuation model which takes into account how the fees payable in cash and equity instrument depended on the equity value at the time of a future Liquidity Event.

For the measurement of the fair value of equity-settled transactions with an external consulting firm under the Second Agreement at the grant date (and subsequent measurement dates until the novation of the Second Agreement to determine the fair value of consulting services received, for the portion of share-payment expenses that relates to compensation for external consulting services) and at the novation date, the Group uses a valuation model which takes into account how the fees payable in cash will depend on the equity value following future Equity Injection events. The same valuation model is used for the measurement of the fair value of cash-settled transactions with an external consulting firm under the Second Agreement for measurement dates subsequent to the novation of the Second Agreement.

As the exercise price applicable to the options is negligible, no specific option-pricing models are used by the Company and the fair value of options granted under the Company’s management incentive plan is determined by reference to the fair value of the Company’s share at the grant date, excluding the impact of any service and non-market performance vesting conditions (e.g. operational EBITDA, financing targets, compliance and reporting, engagement with investors and remaining an employee of the company over a specified time period). The options do not include any market conditions or non-vesting conditions that should be included in the fair value at recognition.

The assumptions and model used for estimating the fair value for share-based payment transactions under the Agreement are disclosed in Note 8.

3.2.3 Valuation of warrant liabilities

Public and Private Warrants originally issued by Spartan to its public shareholders and its sponsors were converted on the closing date of the BCA into a right to acquire one ordinary share of the Company on substantially the same terms as were in effect immediately prior to the closing date (see Note 4).

On the closing date of the BCA (March 17, 2022), the Company issued Warrants to registered holders of Spartan’s Public and Private Warrants in exchange for the originally issued Warrants. The Company assumed and continues to hold these warrants on the same terms as before (unless the options were exercised during the period).

According to management’s assessment, both the Public and Private Warrants fall within the scope of IAS 32 and have been classified as a derivative financial liability. In accordance with IFRS 9, derivatives that are classified as financial liabilities shall be measured at fair value with subsequent changes in fair value to be recognized in the consolidated statement of profit or loss.

The Public Warrants and Private Warrants qualified for the level 3 category in the fair value hierarchy at the time of their issuance due to the fact that they were not traded in an active market at the time and their fair value was determined using valuation techniques which use unobservable inputs that were significant to the fair value. As at June 30, 2022, the warrants qualify for the level 1 category in the fair value hierarchy due to the fact that their fair value is determined based on quoted market inputs

Fair value valuations require management to make significant estimates and assumptions regarding the measurement of the Public and Private warrant derivative liabilities. The warrants qualified for the level 3 category in the fair value hierarchy at the time of their issuance due to the fact that they were not traded in an active market at the time and their fair value was determined using a binomial tree framework. As at June 30, 2022, the warrants qualify for the level 1 category in the fair value hierarchy due to the fact that their fair value is determined based on quoted market inputs. On April 15, 2022, the Private Warrants were exercised with the fair value on that date being determined based on quoted market inputs such as the spot price per share.

For further details regarding the inputs and assumptions inherent in the warrants’ valuation models used refer to Note 19.

4.	Business combinations and capital reorganization

Merger between Allego Holding B.V. and Spartan Acquisition Corp. III (“the SPAC Transaction”)

On July 28, 2021, Allego Holding and Spartan signed a BCA. Prior to the SPAC Transaction, Spartan was listed on the NYSE in the United States (NYSE: SPAQ).

In connection with the merger, Athena Pubco B.V. — a private limited liability parent company (besloten vennootschap met beperkte aansprakelijkheid) under Dutch law — was incorporated by Madeleine (the Company’s immediate parent entity) on June 3, 2021. This newly incorporated entity acquired 100% of the outstanding equity of Allego Holding and Spartan. As a result of the merger, Spartan ceased to exist. The Group received €146 million ($161 million5) of gross proceeds6 from a combination of a PIPE offering of €136 million ($150 million5) at €9.07 ($10.005) per share, along with €10 million ($11 million5) of cash held in trust by Spartan after redemptions. Meridiam — the existing shareholder of the Company — rolled 100% of its equity and, together with management and former advisors, retained 82% of the combined entity.

On March 9, 2022, Spartan convened a special meeting of stockholders (“the Special Meeting”). At the Special Meeting, Spartan’s stockholders approved the business combination proposal.

[5]	Translated at the EUR/USD exchange rate as at March 16, 2022.
[6]	Gross proceeds: not inclusive of transaction expenses.

On March 16, 2022 (“the closing date”), the following transactions occurred pursuant to the terms of the BCA:

•

Athena Pubco B.V. changed its legal form from a private limited liability company to a public limited liability company (naamloze venootschap), changed its name to Allego N.V. and entered into the Deed of Conversion containing the Articles of Association of Allego N.V

•	The Group’s shareholder loans of €101,933 thousand were converted into equity.

•	The Company consummated the previously announced business combination pursuant to the terms of the BCA and became a publicly traded company on the NYSE.

On March 17, 2022, trading in the new public company commenced on the NYSE. The new public company — Allego N.V. — trades under the Allego name under the ticker symbol “ALLG”.

The fair value of Spartan’s net assets at the closing date amounted to negative €71,117 thousand, consisting of cash and cash equivalents of €10,079 thousand, receivable balances of €5,185 thousand, warrant liabilities of €42,253 thousand and transaction costs liabilities of €44,128 thousand.

The fair value of the Company’s shares exchanged in the transaction to Spartan amounts to €88,190 thousand, resulting in a difference with the net assets of Spartan of €159,306 thousand. The difference is considered as an expense and has been recognized in general and administrative expenses in the interim condensed consolidated statement of profit and loss of the Group at the closing date, representing the costs of service in respect of the stock exchange listing for Spartan’s shares.

Treatment of transaction costs

The total costs incurred in relation to the SPAC Transaction were analyzed to determine which were directly attributed to the issuance of new shares and therefore are to be deducted from equity directly instead of being recognized in the interim condensed consolidated statement of profit or loss.

Transaction costs incurred of € nil (June 30, 2021: €532 thousand) were directly attributable to the issuance of new shares and have been deducted from share premium. Transaction costs incurred of €7,190 thousand (June 30, 2021: €4,643 thousand) were not directly attributable to the issuance of new shares. These transaction costs have been recorded in the interim condensed consolidated statement of profit or loss, within general and administrative expenses.

Impact of the SPAC Transaction on loss per share

Upon the completion of the SPAC Transaction the already existing 124 shares in Allego Holding were exchanged for 235,935,061 shares with no cash contribution being made. As such, the exchange ratio used at March 16, 2022, has been deemed to be 1,902,702.

The contribution in kind of Spartan shares modified the number of ordinary shares with a change in resources (the net assets of Spartan are new in the Allego Group and are considered a change in resources). Therefore, such new shares would impact the weighted average number of ordinary shares outstanding from March 16, 2022.

Consequently, the weighted average number of ordinary shares outstanding for basic and diluted EPS for the prior periods is as follows:

For the six months ended June 30, 2021
Shares for basic EPS Allego Holding	100
Exchange ratio	1,902,702
Adjusted number of shares	190,270,210

Acquisition of Mega-E (asset acquisition)

On March 16, 2022, the Group consummated the previously announced business combination pursuant to the terms of the BCA and became a publicly traded company on the NYSE, thereby becoming been able to exercise its call option right to acquire Mega-E, a company whose main activity relates to operating charging points for vehicles in Europe as well as holding and financing its subsidiaries and associated entities, pursuant to the terms of the call option agreement since that date. The call option provided the Group with potential voting rights which are considered substantive as of March 16, 2022, the date when all conditions outlined in the call option agreement were met.

The Group has a long-standing pre-existing relationship with Mega-E, in which the parties have jointly entered into several EPC and O&M contracts to construct and operate charging stations across Europe. The acquisition of Mega-E brings critical access to new customers within the Group, as well as the creation of numerous operational synergies in the delivering EPC and O&M contracts to existing customers.

The Group has an option to pay €9,456 thousand in exchange of Mega-E, however, as of the date of these interim consolidated financial statements the consideration is yet to be paid and a deferred consideration liability has been recognized in the Group’s (interim condensed) consolidated financial statements within other current financial liabilities.

As described in Note 3, the transaction has been accounted for as an acquisition of assets due to Mega-E not meeting the definition of a business under IFRS 3 Business Combinations.

The assets and liabilities recognized as a result of the acquisition on March 16, 2022 are as follows:

(in €‘000)	Fair value
Property, plant and equipment	88,736
Right-of-use assets	1,998
Lease liabilities	(1,998)
Borrowings (current)	(23,398)
Other working capital (excl. cash and cash equivalents)	943
Cash and cash equivalents	(874)
Net identifiable assets acquired	65,407
Less: non-controlling interest	(1,266)
Net assets acquired	64,141

Property, plant and equipment

The fair value of property, plant and equipment was determined primarily through the replacement cost method, which requires an estimation of the physical, functional and economic obsolescence of the related assets. A market approach, which requires the comparison of the subject assets to transactions involving comparable assets, was applied to determine the preliminary fair value of land.

Lease liabilities and right-of-use assets

The acquired lease liability was measured using the present value of the remaining lease payments at the acquisition date. The right-of-use assets were measured at an amount equal to the lease liabilities and adjusted to reflect the terms of certain leases relative to market terms.

Non-controlling interest

The Group has chosen to recognize the non-controlling interest at its fair value for this acquisition. Mega-E Charging B.V. has 100% interest in its subsidiaries, except for GreenToWheel SAS (“GreenToWheel”) in which it holds an interest of 80%, resulting hence in a 20% Non-controlling Interest (“NCI”). The fair value of the non-controlling interest in GreenToWheel has been determined based on the fair value of the net identifiable assets acquired.

Acquisition of MOMA (business combination)

On March 26, 2021, the Group entered into two option agreements, pursuant to which the Group was entitled to purchase shares representing 8.50% of the share capital (on a fully diluted basis) of MOMA, a service provider for the Group’s EV Cloud platform — and 100% of a third-party company, which held 42.0% of the share capital of MOMA. The provisions of the shareholder’s agreement of MOMA include drag-along rights. Consequently, the Group was required to acquire the remaining 49.50% of the share capital of MOMA upon exercising its option rights, under similar terms and conditions as the original option agreements. On September 28, 2021, the Group extended the option agreements under similar terms and conditions as the original option agreements.

On April 26, 2022, the Group exercised its Second Option Right and purchased the Direct MOMA Shares after having obtained approval to exercise the Drag Right, subject to, inter alia, the simultaneous signing and closing of the acquisition of the Indirect MOMA Shares. Pursuant to the exercise of the First and Second Option Rights, on June 7, 2022, the Group closed two separate share and sale purchase agreements (the “Agreements”) to acquire shares representing 100% of the share capital of MOMA in a business combination agreement (the “MOMA Business Combination”).

On June 7, 2022, the transfer of 160 thousand ordinary shares representing 100% of the issued share capital of MOMA was completed. On the same date, a cash payment of €30 million being an amount of 50% of the total purchase price consideration for the MOMA acquisition, was paid into the respective bank accounts of the selling shareholders (the “First Installment”). After closing, and ultimately before the July 31, 2022, the remaining 50% of the total purchase price consideration becomes payable (the “Second Installment”) in accordance with the terms of the Agreements. The future payment of the second instalment of the total purchase consideration is recognized a liability and has been accounted for by the Group within other financial liabilities. The fair value of the option was nil on June 7, 2022, the exercise date of the option. For further details see Note 16 and Note 23.

The primary reason for the business combination is for the Group to bring the critical support provided by MOMA for its EV Cloud platform within its own operations. Additionally, the acquisition of MOMA brings critical access to new customers and new markets as well as services within the Group, to better meet the needs of its customers. The financial results of MOMA have been included in the consolidated financial statements from the acquisition date.

The following table summarizes the preliminary estimated fair values of identifiable assets acquired and liabilities assumed as of the acquisition date (June 7, 2022).

(in €‘000)	Fair value
Property, plant and equipment	199
Right-of-use assets	2,239
Other financial assets (non-current)	41,983
Trade and other receivables	4,974
Cash and cash equivalents	1,252
Prepayments	6
Contingent liability	(225)
Deferred tax liabilities	(1,272)
Lease liabilities	(2,239)
Trade and other payables	(2,624)
Net identifiable assets acquired	44,293
Add: goodwill	15,692
Net assets acquired	59,985

Other financial assets (non-current)

An investment in equity securities is presented under other financial assets (non-current). The fair value of this financial asset was determined through an analysis of a recent transaction based on observable market inputs as detailed further in Note 19.

Trade and other receivables

Trade receivables with a fair value of €4,107 thousand and gross contractual amount of €7,800 thousand were acquired, of which €3,693 thousand is not expected to be collected. Other receivables include receivables from related parties’ activities and current tax receivables with a fair value of €867 thousand and an equivalent gross contractual amount.

Lease liabilities and right-of-use assets

The acquired lease liabilities were measured at the present value of the remaining lease payments at the acquisition date. The right-of-use assets were measured at an amount equal to the lease liabilities.

Contingent liability

A contingent liability of €225 thousand was recognized within provisions and other liabilities (non-current) on the acquisition of MOMA with respect to uncertain tax positions. It is uncertain when the tax authorities will reach a decision on this position. The potential undiscounted amount of all future payments that the Group could be required to make, is estimated to be €225 thousand. As at June 30, 2022, there has been no change in the amount recognized for the liability since the acquisition date as the passage of time is insignificant and there has been no change in the probability of the outcome.

Deferred tax liabilities

A deferred tax liability was recognized in relation to the fair value step-up on the investment in equity securities. This liability represents the taxable portion of capital gain that could potentially arise from future dilution of the interest of the Group in the investment.

Pro forma impact on revenues and net profit

From the acquisition date to June 30, 2022, the acquired business of MOMA contributed revenues of approximately €470 thousand and net profit of approximately €15 thousand to the Group. If the acquisition had occurred on January 1, 2022, the Group’s consolidated revenues and consolidated net loss after tax for the six months ended June 30, 2022, would have been €53,262 thousand and €243,352 thousand respectively. These amounts have been calculated using the results of the Group and subsidiary and adjusting them for the following:

•	differences in the accounting policies between the Group and the subsidiary;

•

the additional interest on lease liabilities and depreciation on right-of-use assets that would have been charged assuming leases would have been accounted under IFRS 16 Leases from January 1, 2022, together with the consequential tax effects.

•	the removal of the fair value movements in the purchase option to acquire MOMA from January 1, 2022.

The following table summarizes the operating results of MOMA that were included in the consolidated statement of profit or loss for the six months ended June 30, 2022.

(in €‘000)	For the six months ended June 30, 2022
Revenue	470
Other income	5
General and administrative expenses	(441)
Operating profit	34
Finance costs	(9)
Profit before income tax	25
Income tax	(10)
Profit for the half-year	15

Calculation of goodwill

Goodwill arising from the MOMA acquisition was determined as follows:

(in €‘000)	As at the acquisition date (June 7, 2022)
Cash consideration paid	29,985
Deferred consideration	30,000
Total consideration transferred	59,985
Less: fair value of identifiable net assets acquired	44,293
Goodwill	15,692

Goodwill recognized on the MOMA acquisition relates to the expected growth, synergies and intellectual capacity of the acquired workforce, which cannot be separately recognized as an intangible asset. This goodwill is not expected to be deductible for tax purposes.

Acquisition-related expenses

Acquisition-related expenses of €248 thousand have been recognized in the (interim condensed) consolidated statement of profit or loss, within general and administrative expenses.

The initial accounting for the business combination is incomplete at the time that these interim condensed consolidated financial statements are authorized for issue, because not all required information has been obtained and the identification and valuation procedures of the assets and liabilities are currently in process.

5.	Segmentation

The Executive Board of the Group is the chief operating decision maker (“CODM”) which monitors the operating results of the business for the purpose of making decisions about resource allocation and performance assessment. The management information provided to the CODM includes financial information related to revenue, cost of sales and gross result by revenue stream and by region. These performance measures are measured consistently with the same measures as disclosed in the (interim condensed) consolidated financial statements. Further financial information, including Adjusted EBITDA, employee expenses and operating expenses are only provided on a consolidated basis.

The CODM assesses the financial information of the business on a consolidated level and uses Adjusted EBITDA as the key performance measure to manage the business. Adjusted EBITDA is defined as earnings before interest, tax, depreciation and amortization, adjusted for restructuring costs, transaction costs, fair value gains/(losses) on derivatives (purchase options) and share-based payment expenses. Adjusted EBITDA is the key performance measure for the CODM as it is believed to be a useful measure to monitor funding, growth and to decide on future business plans.

As the operating results of the business for the purpose of making decisions about resource allocation and performance assessment are monitored on a consolidated level, the Group has one operating segment which is also its only reporting segment.

Segment financial information

As the Group only has one reporting segment, all relevant financial information is disclosed in the interim condensed consolidated financial statements.

Reconciliation of Adjusted EBITDA

Adjusted EBITDA is a non-IFRS measure and reconciles to loss before income tax in the interim condensed consolidated statement of profit or loss as follows:

		For the six months ended June 30,
(in €‘000)	Notes	2022	2021
Adjusted EBITDA		(6,571)	(3,827)
Share-based payment expenses (share-based payment arrangements)	8	(82,005)	(121,932)
Share-based payment expenses (related to the Transaction)	4	(159,306)	—
Transaction costs		(7,190)	(4,643)
Restructuring costs		(37)	—
Fair value gains/(losses) on derivatives (purchase options)		3,856	230
Depreciation, impairments and reversal of impairments of property, plant and equipment	11	(6,146)	(3,460)
Depreciation and impairments of right-of-use assets		(2,952)	(960)
Amortization and impairments of intangible assets	11	(1,736)	(1,306)
Finance costs		15,173	(7,261)
Loss before income tax		(246,914)	(143,159)

Share-based payment expenses for share-based payment arrangements comprise costs incurred for new arrangements entered into in 2022 which are the Second Special Fees Agreement and the Management Incentive Plan. The costs related to these arrangements are in addition to the First Special Fees Agreement which was entered into in 2020. Refer to Note 8 for details.

Share-based payment expenses related to the transaction represent the difference between the fair value of the shares issued by the Company to Spartan and the fair value of the identifiable net assets acquired of Spartan. This was treated as costs for the service of obtaining a listing and expensed during the six months ended June 30, 2022. Refer to Note 4 for details.

Transactions costs comprise costs incurred by the Group during the six months ended June 30, 2022 and 2021, in relation to the SPAC Transaction which are not directly related to the issuance of new equity instruments. These costs represent external consulting fees and bonuses to key employees in connection with the successful completion of the SPAC Transaction. Transaction costs incurred by the Group which are directly related to the issuance of new equity instruments have been recorded as a deduction to share premium (refer to Note 13 for details).

Revenue from external customers

The Company is domiciled in the Netherlands. The amount of revenue from external customers, based on the locations of the customers, can be broken down by country as follows:

	For the six months ended June 30,
(in €‘000)	2022	2021
The Netherlands	19,976	14,431
Belgium	3,799	1,436
Germany	6,607	3,391
France	19,139	754
Other	1,171	406
Total	50,692	20,418

6.	Revenue from contracts with customers

Disaggregation and timing of revenue from contracts with customers

Set out below is the disaggregation of the Group’s revenue from contracts with customers.

	For the six months ended June 30,
(in €‘000)	2022	2021
Type of goods or service
Charging sessions	23,994	11,006
Service revenue from the sale of charging equipment	18,442	4,326
Service revenue from installation services	5,964	3,693
Service revenue from operation and maintenance of charging equipment	1,822	1,393
Service revenue from consulting services	470	—
Total revenue from external customers	50,692	20,418
Timing of revenue recognition
Services transferred over time	8,257	5,085
Goods and services transferred point in time	42,435	15,333
Total revenue from external customers	50,692	20,418

7.	Other income

	For the six months ended June 30,
(in €‘000)	2022	2021
Government grants	—	267
Income from sale of HBE certificates	4,873	1,954
Net gain/(loss) on disposal of property, plant and equipment	—	1
Sublease rental income	104	100
Fair value gains/(losses) on derivatives (purchase options)	3,856	230
Other items	154	—
Total	8,987	2,552

8.	Share-based payments

8.1. First Special Fees Agreement

First Special Fees Agreement and amendments

On December 16, 2020, the Company’s then immediate parent entity — Madeleine — entered into a first Special Fees Agreement (the “First Agreement”), pursuant to which an external consulting firm provided services to the Group relating to the strategic and operational advice until one or more contemplated share transactions (a “Liquidity Event” or “Liquidity Events”). The First Agreement was set to terminate on December 31, 2023. As consideration for these services, the consulting firm was entitled to fees payable by Madeleine in cash (“Part A”) and in shares (“Part B”) based on the value of the Group in relation to future Liquidity Events. The amount of the Part A fees shall be paid directly after the closing of a Liquidity Event. Part B of the fees provided the consulting firm the right, prior to closing, to subscribe for new shares to be issued by an Allego group company at the nominal value of such shares.

The consulting firm was only entitled to cash and shares if the equity value at closing was at least 20% higher than the initial equity value of the Company as agreed in the First Agreement as at December 16, 2020. The number of shares that the consulting firm may subscribe for was determined based on the equity value of the Company at closing. The maximum number of shares the consulting firm was entitled to acquire under the original First Agreement was equal to 10% of the share capital of the applicable Allego group company.

In January 2021, the First Agreement was amended whereby certain definitions, including the definition of what entails a Liquidity Event, were changed. In April 2021, the First Agreement was amended whereby the external consulting firm was entitled to additional compensation from Madeleine upon the first-time admission of the shares of any Allego group company to a regulated or organized stock exchange. If such an admission occurs, the external consulting firm shall have the right to subscribe for additional shares being equal to 5% of the share capital (after completion of the listing) of the Company or the relevant Allego group company. Additionally, the First Agreement was extended until the earlier of (i) December 31, 2028 and (ii) the date on which Meridiam or any Meridiam Affiliates would cease to own, directly or indirectly, any shares of the Group.

On July 28, 2021, Spartan and the Company signed a BCA. Madeleine and the external consulting firm were also parties to the BCA. On February 28, 2022, the BCA was amended whereby the parties modified the thresholds that determine whether the fees payable as part of the First Agreement in cash (“Part A”) to the external consulting firm will be paid in cash, shares or a combination of cash and shares, contingent upon the number of redemptions of Spartan shares that will occur as part of the SPAC Transaction. The amendment did not change the accounting treatment of the First Agreement as disclosed in this note, as the total First Agreement is classified as an equity-settled share-based payment arrangement (see below), and the amendment did not give rise to an incremental fair value of the share-based payment arrangement.

On March 16, 2022, in connection with the BCA, and before the closing of the SPAC Transaction, 22 ordinary shares of Allego Holding at a par value of €1.00 per share were issued to the external consulting firm. On the same day, pursuant to the BCA, each share of Allego Holding held by the external consulting firm was exchanged to ordinary shares of Allego N.V. in accordance with the Exchange Ratio. Consequently, the external consulting firm owns 41,097,994 ordinary shares of Allego N.V. at a par value of €0.12 each.

Although Madeleine had the obligation to settle the First Agreement, the Group accounted for the First Agreement as a share-based payment since the Group obtained services from the consulting firm in exchange for equity instruments of an Allego group company or cash amounts based on the equity value of the Company (together “the share-based payment arrangement”). Since the Group did not have an obligation to settle the share-based payment arrangement with the consulting firm in cash (“Part A”) and/or equity instruments (“Part A and Part B”), the total First Agreement was classified as an equity-settled share-based payment arrangement.

Certain directors of the Company were entitled to compensation from the external consulting firm in the form of a fixed percentage of the total benefits (including the proceeds from a future sale of shares in the Company) that the external consulting firm would generate under the First Agreement, including any amendments. For details refer to Note 33.3 of the consolidated financial statements for the year ended December 31, 2021. The share-based payment expenses related to the First Agreement therefore reflect both compensation for external consulting services and key management remuneration.

Measurement of fair value at the grant date

In accordance with IFRS 2 Share-based Payment, the fair value of key management remuneration is measured by reference to the fair value of the equity instruments granted, measured at the grant date. The fair value determined at the grant date is not subsequently adjusted.

As the value of the services provided by the consulting firm was not directly related to the time incurred by the consultants, management considered that the fair value of the services cannot be measured reliably. Therefore, the fair value of the services received under the First Agreement was measured by reference to the fair value of the share-based payment arrangement offered as consideration, as the Group obtained these services. The Group applied an approach where the average fair value over the reporting period is used to determine the fair value of the services received.

Since the First Agreement included an implicit service condition, the services received under the Agreement were recognized as expenses between December 16, 2020 (“the grant date”) and March 17, 2022 (the date of the Liquidity Event), by reference to the fair value of the share-based payment arrangement measured at the grant date (for key management remuneration) or the average fair value over the reporting period (for external consulting services). As described further below, the amendment to the First Agreement in April 2021 was a modification to the share-based payment arrangement. The expense recognition for this modification followed the same pattern as described above, with the exception that the grant date was considered to be the modification date (April 28, 2021).

Fair value of equity instruments granted

The fees payable under the First Agreement (either in cash and/or in shares) depended on the future value of the Allego Group at the time of the Liquidity Event. Since there was no market price for the services, to measure the fair value of this instrument under IFRS 2 Share-based Payment, valuation techniques that were based on discounting expected future cash flows, also referred to as the income approach, were taken into account.

Given that all fees payable under the First Agreement were derived from the outcomes of a specific Liquidity Event scenario, a probability-weighted equity return method was historically applied in order to value the payouts under the First Agreement. Under this approach, the fees payable were estimated based upon an analysis of future values for the Allego Group, assuming various probable Liquidity Event scenarios, each with their own probability attached.

In order to measure the fair value of the instrument throughout the period from December 31, 2021, to March 17, 2022, the only scenario that was considered by the Group for the fair value measurement of the instrument was the SPAC Transaction.

For the above-described scenario, the future (post-money) value of the Allego Group has been estimated for the valuation of the instrument as of December 31, 2021, and a discount rate of 15.0% has been applied to determine the present value of the expected payouts. Additionally, for the valuation of the instrument as of March 17, 2022, the actual value of the Allego Group based on the offer price and the number of shares outstanding at the time of the SPAC Transaction was used.

Since the Part B fees include a lock-up mechanism, a discount for lack of marketability (“DLOM”) of 11.5% (December 31, 2021: 9.4%) has been applied using the following main input parameters:

Input parameters (DLOM)	March 17, 2022	December 31, 2021
Expected life	0.5 years	0.5 years
Expected volatility	72.5%	58.6%
Expected dividend yield	0.0%	0.0%

The total fair value of the share-based payment arrangement as at March 17, 2022 was €303,500 thousand (December 31, 2021: €459,300 thousand), of which €9,000 thousand (December 31, 2021: €97,900 thousand) related to Part A and €294,500 thousand (December 31, 2021: €361,400 thousand) related to Part B.

Share-based payment expenses

During the six months ended June 30, 2022, the Group recognized share-based payment expenses of €67,621 thousand (June 30, 2021: €121,932 thousand) for this equity-settled arrangement, with a corresponding increase in retained earnings. As the share-based payment expenses for the First Agreement reflect both compensation for external consulting services and key management remuneration, the Group has recognized share-based payment expenses for an amount of €46,433 thousand (June 30, 2021: €83,995 thousand) as legal, accounting and consulting fees and share-based payment expenses for an amount of €21,188 thousand (June 30, 2021: €37,937 thousand) has been recognized as employee benefits expenses, both within general and administrative expenses.

8.2. Second Special Fees Agreement

On February 25, 2022, the Company’s immediate parent entity — Madeleine — entered into a Second Special Fees Agreement (the “Second Agreement”) with the same external consulting firm as for the First Agreement described above. The purpose of this Second Agreement is to compensate the external consulting firm for their continuous strategic and operational advice, as well as support with regards to Allego’s fundraising efforts in the near future. The Agreement ultimately expires on the earlier of June 30, 2025, and the date on which Madeleine would no longer hold any equity security in Allego. As consideration for the Second Agreement, the external consulting firm is entitled to receive cash compensation based on the value of the Group in connection with any new injection of equity, whether in cash or in kind, in any entity of the Group subsequent to the Business Combination (the “Equity Injection(s)”).

On March 10, 2022, the Second Agreement was amended to modify the formula of the relevant percentage used in the determination of the fees payable (the “Relevant Percentage”) for equity injections subsequent to the first Equity Injection.

The Group accounts for the Second Agreement as a share-based payment since the Group obtained services from the consulting firm in exchange for cash amounts based on the equity value of the Company. Madeleine, instead of the Group, had the obligation to settle the share-based payment arrangement with the consulting firm. The Second Agreement was therefore classified as an equity-settled share-based payment arrangement. On April 20, 2022, the Second Agreement was novated from Madeleine to Allego (the “Novation”), all the other terms of the Second Agreement remaining the same. As a result of the Novation, Allego has now the obligation, instead of Madeleine, to settle the share-based payment arrangement with the consulting firm. The Second Agreement’s classification therefore changed to a cash-settled share-based payment arrangement from the Novation date.

Certain directors of the Company are entitled to compensation from the external consulting firm in the form of a fixed percentage of the total benefits that the external consulting firm will generate under the Second Agreement, including any amendments. The share-based payment expenses for the Second Agreement therefore reflect both compensation for external consulting services and key management remuneration.

Measurement of fair value as an equity-settled plan

In accordance with IFRS 2 Share-based Payment, the fair value of key management remuneration under an equity-settled share-based payment arrangement is measured by reference to the fair value of the equity instruments granted, measured at the grant date. The fair value determined at the grant date is not subsequently adjusted.

As the value of the services provided by the consulting firm is not directly related to the time incurred by the consultants, management considers that the fair value of the services cannot be measured reliably. Therefore, the fair value of the services received under the Second Agreement are measured by reference to the fair value of the share-based payment arrangement offered as consideration, as the Group obtains these services. The Group applies an approach where the average fair value over the reporting period is used to determine the fair value of the services received.

Since the Second Agreement includes an implicit service condition, the services received under the Second Agreement are recognized as expenses over the period in which the Company expects to have the Equity Injections, therefore between February 25, 2022 (“the grant date”) and the dates of the Equity Injections by reference to the fair value of the share-based payment arrangement measured at the grant date (for key management remuneration) or the average fair value over the reporting period (for external consulting services).

Measurement of fair value as a cash-settled plan

Following the Novation, the Second Agreement was classified as a cash-settled plan as opposed to an equity-settled plan. Therefore, in accordance with IFRS 2 Share-based Payment, the fair value of both the key management remuneration and the services provided by the consulting firm under a cash-settled share-based payment arrangement is measured by reference to the fair value of the share-based payment arrangement offered as consideration, as the Group obtains these services. The fair value of the liability is recognized over the service period.

In effect, IFRS 2 Share-based Payment provides that the cumulative amount recognized as the expense over the life of the Second Agreement is the grant-date fair value plus or minus any subsequent changes in fair value after the change in classification. Therefore, the cumulative amount may be less than the original grant-date fair value.

Fair value of equity instruments granted

The fees payable under the Second Agreement will depend on the future value of the Allego Group following each future Equity Injection. Since there is no market price for the services, to measure the fair value of this instrument under IFRS 2 Share-based Payment, the future value of the Allego Group for the first equity injection has been derived from a Monte Carlo model in which that value can be simulated over many scenarios. Subsequently, another simulation is run for the next Equity Injection (based on the previously simulated value plus a potential first injection). Furthermore, a so-called geometric Brownian motion is used as a stochastic process for share prices. The value of the Second Agreement is consequently determined by taking the sum of the average payoffs for both Equity Injections discounted to the valuation date at the appropriate rate.

The following main inputs parameters have been used to determine the present value of the expected payouts:

Input parameters (2nd SFA)	Value
Interest rate	0.43%
Expected volatility	60.0%
Expected dividend yield	0.00%

The total fair value of the share-based payment arrangement as at June 30, 2022 is estimated at €6,600 thousand (grant date: €32,250 thousand)

The Group assessed the impact to the fair value of the share-based payment arrangement as a result of the amendment to the Second Agreement which was entered into in March 2022. The amendment modifies the formula of the Relevant Percentage applied to the future value of the Group for equity injections subsequent to the first Equity Injection, which is a component of the calculation of the fees payable. However, the Relevant Percentage used to calculate the fees remained the same following the amendment and therefore did not impact the fair value of the Second Agreement as of the amendment date.

Additionally, the Group assessed the accounting impact of the Novation. The Group measured the liability using the Novation date fair value of the equity-settled shared-based payment arrangement based on the elapsed portion of the vesting period (period from Grant Date to each Equity Injection date). Therefore, as of the Novation, an amount of €4,440 thousand was recognized as a current liability, and an amount of €1,353 thousand was recognized as a non-current liability, with a corresponding decrease to equity of €5,793 thousand.

Share-based payment expenses

During the six months ended June 30, 2022, the Group recognized total share-based payment expenses with respect to the Second Agreement of €2,608 thousand (June 30, 2021: € nil). The Second Agreement was modified from equity-settled plan to cash-settled plan during the period from the Novation, therefore:

•

The Group recognized share-based payments expenses of €6,380 thousand (June 30, 2021: € nil) for the period before the Novation, with a corresponding increase in retained earnings. As the share-based payment expenses for the Second Agreement reflect both compensation for external consulting services and key management remuneration, for the period before the novation the Group has recognized share-based payment expenses for an amount of €4,498 thousand (June 30, 2021: € nil) as legal, accounting and consulting fees and share-based payment expenses for an amount of €1,881 thousand (June 30, 2021: € nil) has been recognized as employee benefits expenses, both within general and administrative expenses.

•

The Group recognized share-based payments expenses of negative €3,772 thousand (June 30, 2021: € nil) for the period after the Novation, with a corresponding decrease in liability. As the share-based payment expenses for the Second Agreement reflect both compensation for external consulting services and key management remuneration, for the period after the novation the Group has recognized share-based payment expenses for an amount of negative €2,471 thousand (June 30, 2021: € nil) as legal, accounting and consulting fees and share-based payment expenses for an amount of negative €1,301 thousand (June 30, 2021: € nil) has been recognized as employee benefits expenses, both within general and administrative expenses.

8.3. Management incentive plan

The establishment of the company’s management incentive plan (MIP) was approved by the board of directors on April 20, 2022. The MIP is designed to provide long-term incentives for key management employees to deliver long-term shareholder returns, and includes two types of granted options: the right to acquire a percentage of the Company’s issued share capital immediately following the listing, subject to the expiry of a blocking period of 18 months (the “Grant Options”), and the right to acquire a percentage of the Company’s issued share capital immediately following the listing, subject to predefined performance conditions and the expiry of the blocking period (the “Performance Options”). The granted options carry no dividend or voting rights. The options do not include any market conditions or non-vesting conditions that should be included in the fair value at recognition.

Under the plan, the Grant Options vest immediately, and the Performance Options only vest if certain performance standards are met. Participation in the plan is at the board of directors’ discretion, and no individual has a contractual right to participate in the plan or to receive any guaranteed benefits.

The amount of Performance Options that will vest depends on the group’s performance, including operational EBITDA, financing targets, compliance and reporting, engagement with investors, and the minimum service period of the employees. Once vested, the granted options remain exercisable for a period of ten years following the end of the blocking period, which ends on September 18, 2023, for the Grant Options and ten years from the grant date (May 14, 2022) for the Performance Options.

The exercise price of the granted options under the plan is €0.12 per option. When exercisable, each option is convertible into one ordinary share of the Company.

Set out below are summaries of Grant options and Performance Options granted under the plan:

For the six months ended June 30, 2022
	Average exercise price per share option (in €)	Number of grant options	Number of performance options
As at January 1	—	—	—
Granted during the period	0.12	1,329,213	1,329,213
Exercised during the period	—	—	—
Forfeited during the period	—	—	—
As at June 30	0.12	1,329,213	1,329,213
Vested and exercisable at June 30	—	—	—

No options expired during the six months ended June 30, 2022.

Share options outstanding at the end of the reporting period have the following expiry dates and exercise prices:

Options	Grant date	Expiry date	Exercise price (in €)	Share options June 30, 2022
Grant Options	May 14, 2022	September 17, 2033	0.12	1,329,213
Performance Options	May 14, 2022	May 13, 2032	0.12	1,329,213
Total				2,658,426
Weighted average remaining contractual life of options outstanding at end of the reporting period				11.1

The total expenses arising from the transactions from the MIP recognized during the period as part of employee benefit expense were €11,776 thousand (June 30, 2021: € nil).

Fair value of options granted

The assessed fair value at grant date of granted options during the six months ended June 30, 2022, was €7.75 per option (June 30, 2021: no options granted) for the Grant Options and Performance Options both.

The fair value was determined as the share price of the Company’s ordinary shares on grant date of $8.17 (€7.877), determined as the closing price on May 13, 2022 (the last working day preceding the grant date), less the exercise price of €0.12.

No specific option-pricing model (e.g., Black-Scholes) was applied for the valuation, as in the situation when the exercise price applicable to the options is negligible, the calculated fair value of an option is close (or equal) to the value of an ordinary share less the exercise price, regardless of the other input parameters applied in the option valuation.

[7]	Translated at the EUR/USD exchange rate as at May 13, 2022.

As the options do not include any market conditions or non-vesting conditions that has an impact on the fair value and there is no adjustment for dividends, the grant date fair value of both Grant Options and Performance Options was determined using the same approach.

9.	Loss per share

Basic loss per share is calculated by dividing the loss for the period attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the period (see explanations regarding the impact of the SPAC Transaction over the weighted average number of ordinary shares in Note 4).

The following table reflects the loss and share data used in the basic and diluted loss per share calculations for the six months ended June 30, 2022 and 2021:

	For the six months ended June 30,
(in €‘000)	2022	2021
Loss attributable to ordinary equity holders of the Company	(246,913)	(143,756)
Dilutive effects on loss per share	—	—
Total loss for basic and diluted loss per share	(246,913)	(143,756)
Weighted average number of ordinary shares for basic and diluted loss per share	235,430,660	190,270,210
Basic and diluted losses per share	(1.05)	(0.76)

The Company only has ordinary shares. Refer to Note 13 for details about the Company’s share capital.

There is no difference between basic and diluted loss per share as the effect on loss per share and the potential ordinary shares that would be issued by the Company under the First Special Fees Agreement, the Management Incentive Plan, and the exercise of Public Warrants is anti-dilutive for all periods presented. Refer to respectively Note 8.1, Note 8.3, and Note 15 for details on the First Special Fees Agreement, the Management Incentive Plan and the Public Warrants, respectively.

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorization of these consolidated financial statements.

10.	Cash generated from operations

		For the six months ended June 30,
(in €‘000)	Notes	2022	2021
Loss before income tax		(246,914)	(143,159)
Adjustments to reconcile loss before income tax to net cash flows:
Finance costs		6,085	6,883
Fair value (gains)/losses on derivatives (purchase options)		(3,856)	—
Fair value (gains)/losses on Public and Private warrant liabilities	15	(21,686)	—
Share-based payment expenses	8	241,311	121,932
Depreciation, impairments and reversal of impairments of property, plant and equipment	11	6,146	3,460
Depreciation and impairments of right-of-use of assets		2,952	960
Amortization and impairments of intangible assets	11	1,736	1,306
Net gain/(loss) on disposal of property, plant and equipment	7	—	(1)
Movements in working capital:
Decrease/(increase) in inventories		(8,014)	(270)
Decrease/(increase) in other financial assets		(990)	(1,958)
Decrease/(increase) in trade and other receivables, contract assets and prepayments		(24,437)	(23,133)
Increase/(decrease) in trade and other payables and contract liabilities		(43,881)	21,060
Increase/(decrease) in provisions and other liabilities		(72)	(289)
Cash generated from/(used in) operations		(91,620)	(13,209)

11.	Property, plant and equipment, intangible assets and goodwill

(in €‘000)	Property, plant and equipment	Intangible assets (excl. goodwill)	Goodwill
Carrying amount at December 31, 2021	41,544	8,333	—
Movements in the six months ended June 30, 2022
Acquisition of assets (Mega-E)	88,737	—	—
Acquisition of subsidiary (MOMA)	199	—	15,692
Additions	15,502	1,356	—
Disposals	(178)	—	—
Depreciation and amortization	(5,723)	(1,736)	—
Depreciation and amortization of disposals	81	—	—
Impairments	(545)	—	—
Reversal of impairments	122	—	—
Carrying amount at June 30, 2022	139,739	7,953	15,692

Investments and disposals of property, plant and equipment

During the six months ended June 30, 2022, investments in property, plant and equipment amounted to €104,438 thousand (June 30, 2021: €8,118 thousand) and disposals of property, plant and equipment amounted to €178 thousand (June 30, 2021: €733 thousand).

Additions of property, plant and equipment through the Mega-E asset acquisition

Property, plant and equipment of €88,737 thousand were recognized through the asset acquisition of Mega-E. For further details on the estimated fair value of the assets acquired as of the date of acquisition, refer to Note 4.

Additions of property, plant and equipment through the MOMA acquisition

The Group recognized additions to property, plant and equipment with an acquisition value of €199 thousand on completion of the MOMA acquisition. For further details refer to Note 4, on the estimated fair value of the assets acquired as of the acquisition date.

Impairments and reversals of impairments of chargers

During the six months ended June 30, 2022, the Group recorded an impairment loss of €545 thousand (June 30, 2021: € nil) and a reversal of impairment of €122 thousand (June 30, 2021: € nil).

Purchase commitments of chargers and charging infrastructure

The Group’s purchase commitments for chargers and charging infrastructure are disclosed in Note 21. At the end of each reporting period presented, the Group did not have purchase commitments for other asset classes of property, plant and equipment.

12.	Other financial assets

(in €‘000)	June 30, 2022	December 31, 2021
Pledged bank balances	19,877	18,887
Derivatives	2,754	31,095
Investments in equity securities	41,984	—
Total	64,615	49,982
Non-current	64,615	19,582
Current	—	30,400
Total	64,615	49,982

Pledged bank balances

During the six months ended June 30, 2022, the Group has pledged additional bank balances to secure the payment of interest and commitment fees to the Group’s external lender for an amount of €990 thousand. All pledged bank balances have an original maturity of three months or more. Therefore, the Group has presented its pledged bank balances as other financial assets in the consolidated statement of financial position, as opposed to cash and cash equivalents.

As at June 30, 2022, pledged bank balances for an amount of €19,877 thousand (December 31, 2021: €18,887 thousand) have an original maturity of twelve months or more and are presented as non-current. There were no pledged bank balances that have an original maturity between three and twelve months.

As at June 30, 2022, the non-current portion relates to bank balances pledged to secure the payment of interest and commitment fees to the Group’s external lender for an amount of €18,247 thousand (December 31, 2021: €17,257 thousand) and bank balances pledged to secure payments to suppliers of the Group for an amount of €430 thousand (December 31, 2021: €430 thousand). As at June 30, 2022 and December 31, 2021, these pledged bank balances have a maturity of twelve months or more and are presented as non-current.

During previous reporting periods, the Group received subsidies in advance from the Innovation and Networks Executive Agency (“INEA”), an agency established by the European Commission. The Group pledged bank balances as a security, in the event the Group is required to repay the subsidy. As at June 30, 2022, the Group pledged bank balances in relation to these subsidies for an amount of €1,200 thousand (December 31, 2021: €1,200 thousand).

Derivatives

Purchase option to acquire MOMA

On March 26, 2021, the Group entered into two option agreements, pursuant to which the Group was entitled to purchase shares representing 8.50% of the share capital (on a fully diluted basis) of MOMA, a service provider for the Group’s EV Cloud platform — and 100% of a third-party company, which held 42.0% of the share capital of MOMA. The provisions of the shareholder’s agreement of MOMA include drag-along rights. Consequently, the Group was required to acquire the remaining 49.50% of the share capital of MOMA upon exercising its option rights, under similar terms and conditions as the original option agreements. The purchase price for 100% of the share capital of MOMA amounts to €60,000 thousand.

On September 28, 2021, the Group extended the option agreements under similar terms and conditions as the original option agreements. After the extension, the options could be exercised up to and until February 28, 2022. On February 2, 2022, the Group extended the option agreements.

On April 26, 2022, the Group notified MOMA that it intends to exercise its purchase options, subject to, inter alia, obtaining approval from the workers council and simultaneous signing and closure of share purchase agreements for the acquisition of the Direct and Indirect MOMA Shares. Pursuant to the exercise of the Option Rights, on June 7, 2022, Allego Holding B.V closed two separate share and sale purchase agreements (the “Agreements”) to acquire shares representing 100% of the share capital of MOMA in a business combination agreement (the “MOMA Business Combination”). For further details refer to Note 4.

The MOMA options qualified as derivatives and were accounted at fair value through profit and loss. During the six-month period ended June 30, 2022, and up until June 7, 2022, the acquisition date of MOMA, the Group recognized a fair value loss of €3,200 thousand (June 30, 2021: gain of €230 thousand) in relation to the options. As of June 7, 2022, the fair value of these options amounted to € nil (December 31, 2021: €3,200 thousand). The assumptions and model used for estimating the fair value of the purchase options to acquire MOMA are disclosed in Note 19. As at June 30, 2022, the Group no longer holds these derivative options.

Purchase option to acquire Mega-E

On July 28, 2021, the Group and Meridiam EM — an indirectly wholly-owned subsidiary of Meridiam SAS, the Company’s then ultimate parent — entered into a call option agreement to acquire 100% of the share capital of Mega-E. Meridiam EM is a related party under common control. The Group paid no consideration for the option. The exercise of the call option by the Group is conditional upon satisfaction of the SPAC Transaction contemplated under the BCA and the call option was exercisable by the Group at the earliest on January 15, 2022, and within the six-month period thereafter. The purchase price under the option amounted to €9,456 thousand. On March 16, 2022, the Group consummated SPAC Transaction, thereby becoming able to exercise its call option right pursuant to the terms of the Mega-E Option agreement. Therefore, the Group reassessed its control assessment over Mega-E and concluded that the call option provided the Group with potential voting rights, which became substantive as of March 16, 2022, being the date all conditions under the call option agreement were met and Allego effectively obtained control over Mega-E. Refer to Note 4 for further details.

The Mega-E option qualified as a derivative and was accounted at fair value through profit and loss. During the six-month period ended June 30, 2022, and up until March 16, 2022, the date the Group obtained control over Mega-E, the Group recognized a fair value gain of €7,056 thousand (June 30, 2021: € nil) in relation to the option in the consolidated statement of profit or loss within other income. As of March 16, 2022, the fair value of the option amounted to €34,256 thousand (December 31, 2021: €27,200 thousand). The assumptions and model used for estimating the fair value of the purchase option to acquire Mega-E are disclosed in Note 19. As at June 30, 2022, pursuant to the Group having substantive rights to exercise the Call Option, the derivative option is eliminated and a deferred consideration liability is recognized with respect to the exercise price.

Other derivatives

Included in the Group’s derivatives balance is an interest rate cap for which the Group entered into an agreement in September 2019 with its external lender to hedge its interest rate risk exposure. The derivative is only used for economic hedging purposes and not as a speculative investment. The Group does not apply hedge accounting. Therefore, the Group accounts for the derivative at fair value through profit or loss.

During the six months ended June 30, 2022, the Group recognized a fair value gain of €2,060 thousand (June 30, 2021: gain of €147 thousand) on its interest rate cap. As at June 30, 2022, the fair value of the interest rate cap amounts to €2,754 thousand (December 31, 2021: €695 thousand).

Fair value changes of the Group’s interest rate cap derivative are recognized in the consolidated statement of profit or loss, within finance costs. Refer to Note 19 for information about the methods and assumptions used in determining the fair value of the interest rate cap.

Investment in equity securities

The Group’s investments in equity securities relate to an investment in Voltalis SA (“Voltalis”), a private company that provides distributed demand response products which enable households to achieve energy savings. The Group acquired the investment through the acquisition of MOMA.

As of June 30, 2022, the Group holds 16% (December 31, 2021: € nil) of the total share capital of Voltalis, which has a fair value of €41,984 thousand (December 31, 2021: € nil). No fair value gain or loss has been recognized with respect to this investment during the six months ended June 30, 2022.

Fair value changes of the Group’s investment in equity securities are recognized in the consolidated statement of other comprehensive income. Refer to Note 19 for information about the methods and assumptions used in determining the fair value of the investment.

13.	Share capital, share premium and transaction costs on new equity instruments

Share capital and share premium

As at June 30, 2022, the issued share capital of the Company amounted to €28,312 thousand (December 31, 2021: €100), divided into 235,935,061 ordinary shares of €0.12 per share (December 31, 2021: 100 ordinary shares of €1 per share). They entitle the holder to participate in dividends, and to share in the proceeds of winding up the Company in proportion to the number of shares held. The authorized share capital of the Company as at June 30, 2022, amounted to €108,000 thousand (December 31, 2021: €100), divided into 900,000 ordinary shares of €0.12 per share (December 31, 2021: 100 ordinary shares of €1.00 per share).

Shareholder Loans equity conversion

In 2018 and 2019, the Group entered into shareholder loans with Madeleine (the Company’s immediate parent) to finance its operations.

For the six months ending June 30, 2022, new equity instruments have been issued at the carrying amount of Allego’s outstanding shareholder loans of €101,933 thousand and accordingly no gain or loss has been recognized in the interim condensed consolidated profit and loss account.

The shareholder loan equity conversion resulted in a share issuance of 2 Allego Holding ordinary shares at a par value of €1.00 per share, increasing share capital by €2, with the remaining difference in the shareholder loan equity conversion being recorded as an increase to share premium of €101,933 thousand.

For further details regarding the terms of the shareholder loans refer to Note 14.

First Special Fees Agreement with external consulting firm

Under the First Special Fees Agreement between Madeleine and an external consulting firm dated as of December 16, 2020, and subsequently amended, the external consulting firm was provided with the right, prior to closing of a Liquidity Event, to subscribe for new shares to be issued by an Allego Group company at the nominal value of such shares.

On March 16, 2022, in accordance with the First Special Fees Agreement, and before the closing of the SPAC Transaction, Allego Holding issued 22 ordinary shares at a par value of €1.00 per share to the external consulting firm, increasing share capital by €22. Please refer to Note 8.1 for more details on the First Special Fees Agreement.

Merger between Allego Holding B.V. and Spartan Acquisition Corp. III—the SPAC Transaction

As indicated in Note 4, on March 16, 2022, pursuant to the Business Combination Agreement each holder of Allego N.V. ordinary shares exchanged by means of a contribution in kind its Allego Holding ordinary shares to Allego N.V. in exchange for the issuance of shares in accordance with the Exchange Ratio. Therefore, Allego Holding became a wholly owned subsidiary of Allego N.V. Consequently, 124 Allego Holding ordinary shares at a par value of €1 each were exchanged for 235,935,061 ordinary shares of Allego N.V. at a par value of €0.12 each. Consequently, share capital increased by €28,312 thousand and the share premium decreased by the same amount.

Furthermore, on March 16, 2022, each share of Spartan’s common stock was exchanged by means of a contribution in kind in exchange for the issuance of ordinary shares of Allego N.V., whereby Allego N.V. issued one ordinary share for each share of Spartan’s common stock exchanged, meaning the issuance of 14,907,582 Allego N.V. ordinary shares of €0.12 par value, and increasing share capital by €1,789 thousand and share premium by €86,401 thousand, which includes the impact of applying IFRS 2 for €159,306 thousand (see Note 4).

PIPE Financing

Concurrently with the execution of the BCA, Spartan and Allego entered into Subscription Agreements (the “Subscription Agreements”), dated July 28, 2021, with a number of investors (collectively the “PIPE Investors”), pursuant to which the PIPE Investors agreed to subscribe to and purchase, and Allego N.V. agreed to issue and sell to such PIPE Investors, an aggregate of 15,000,000 Ordinary Shares (the “PIPE Shares”) at a price of $10.00 per share (€9.078 per share) for an aggregate purchase price of $150 million (€1368 million) in proceeds (the “PIPE Financing”) on the Closing Date.

Such Subscription Agreements entered with the PIPE investors resulted in two separate share issuances (hereinafter referred to as the “First PIPE Share Issue” and the “Second PIPE Share Issue” respectively) by the Company during the six-month period ended June 30, 2022. The First PIPE Share Issue executed on March 16, 2022, meant a share capital increase of €1,500 thousand (12,500,000 Ordinary Shares at a price of €0.12 per share) and a rise in share premium of €111,873 thousand. On March 22, 2022 the Second PIPE Share Issue was executed, 2,500,000 Ordinary Shares were issued at price of €0.12 per share, increasing share capital by €300 thousand, and raising share premium by €22,375 thousand.

Transaction costs on new equity instruments

During the six months ended June 30, 2022, the Group incurred transaction costs of € nil (June 30, 2021: €532 thousand) that are directly attributable to the issuance of new equity instruments in relation to the SPAC Transaction. These transaction costs have been recorded as a deduction to share premium. For further details regarding these transaction costs refer to Note 4.

[8]	Translated at the EUR/USD Exchange rate as at March 16, 2022

The Group also incurred transaction costs in relation to the SPAC Transaction, which are not directly related to the issuance of new equity instruments (refer to Note 5). These transaction costs have been recorded in the consolidated statement of profit or loss for the six months ended June 30, 2022, within general and administrative expenses.

Issuance of Ordinary Shares upon exercise of the Private warrants

As indicated in Note 15, on April 15, 2022, all the Private Warrants were exercised on a cashless basis. As a result of the exercise, 9,360,000 Private Warrants were converted into 1,334,949 Allego N.V. ordinary shares, with a nominal value of €0.12 per share, increasing share capital by €160 thousand, and raising share premium by €13,694 thousand.

Share capital and share premium movements

Movement of share capital and share premium are as follows:

		For the six-months ended June 30, 2022 and 2021
	Notes	Shares	Price per share (in €)	Share Capital (in €‘000)	Share Premium (in €‘000)
As at January 1, 2021		100	1.00	1	36,947
Transaction costs		—	—	—	(532)
As at June 30, 2021		100	1.00	1	36,415
As at January 1, 2022		100	1.00	1	61,888

Immediately prior to the Allego Holding and Spartan Acquisition Corp. III merger (“the SPAC Transaction”)
Shareholder loan equity conversion March 16, 2022		2	1.00	2	101,933
E8 Special Fee Arrangement March 16, 2022		22	1.00	22	—
As at March 16, 2022 immediately prior to the closing of the SPAC Transaction		124	1.00	124	163,821

Resulting from the Allego Holding and Spartan Acquisition Corp. III merger (“the SPAC Transaction”)
Elimination old shares March 16, 2022	4	(124)	1.00	(124)	—
Share Capital increase on conversion March 16, 2022	4	235,935,061	0.12	28,311	(28,312)
Share Capital Spartan March 16, 2022		14,907,582	0.12	1,789	86,401
Share Capital for PIPE March 16, 2022	4	12,500,000	0.12	1,500	111,873
Share Capital for PIPE March 22, 2022	4	2,500,000	0.12	300	22,375

Other equity movements in the six months ended June 30, 2022
Private warrants exercise April 15, 2022	15	1,334,949	0.12	160	13,694
As at June 30, 2022		267,177,592	0.12	32,061	369,851

All the shares issued have been fully paid at the date of the capital issuance.

On March 17, 2022, trading in the new public company commenced on the NYSE. The Company trades under the Allego name under the ticker symbol “ALLG”.

14.	Borrowings

This note provides a breakdown of borrowings in place as at June 30, 2022 and December 31, 2021.

(in €‘000)	Interest rate	Maturity	June 30, 2022	December 31, 2021
Senior debt	Euribor* + 5%**	May 27, 2026	114,556	112,935
Shareholder loans (1)	9%	November 30, 2035, May 31, 2035***	—	100,193
Shareholder loan (2)	Euribor + 0.1%****	December 31, 2022*****	23,404	—
Total			137,960	213,128

*	The Euribor rate (6M) is floored at 0%. This floor is closely related to the contract of the loan and is therefore not presented separately in the consolidated statement of financial position.
**	The margin of 5% will increase by 0.25% per year, for the first time in June 2022.
***	Of the total shareholder loans, one shareholder loan has a maturity date of November 30, 2035. The carrying amount as at June 30, 2022 was € nil (December 31, 2021: €8,129 thousand).
****	The Euribor rate (6M) is floored at 0%. Therefore in case of a negative Euribor the applied interest rate is 0.1%.
*****

The loan has a maturity date of December 31, 2022. However, it is expected that the loan will be settled pursuant to the Mega-E call option being exercised by the Group. Therefore the loan has been classified as current.

Senior debt

In May 2019, the Group entered into a senior debt bank facility agreement to finance its operations. The principal terms and conditions of the senior debt bank facility are as follows:

•	a facility of €120 million;

•	drawdown stop when conditions precedent (covenant ratios) are not met;

•	repayment in full at maturity date;

•	commitment fee per year equal to 35% of the applicable margin. For the six months ended June 30, 2022 and 2021, the commitment fee was 1.75% per year (equal to 35% of the margin of 5%).

During the year ended December 31, 2021, the Group completed three drawdowns on the facility for a total amount of €44,315 thousand. On March 31, 2021, September 30, 2021, and December 2, 2021, the Group completed drawdowns on the facility of €24,203 thousand, €5,660 thousand and €14,452 thousand, respectively. As a result of these drawdowns, the Group has utilized the maximum amount of credit as allowed under the facility as of December 2, 2021. The change in the carrying amount of borrowings is due to accrued interest for the six months ended June 30, 2022.

Assets pledged as security

The senior debt bank facility is secured by pledges on the bank accounts (presented as part of cash and cash equivalents), pledges on trade and other receivables and pledges on the shares in the capital of Allego B.V. and Allego Innovations B.V. held by the Company. These pledges may be enforced on the occurrence of an event of default, which is continuing. The carrying amount of assets pledged as security for the senior debt are as follows:

(in €‘000)	June 30, 2022	December 31, 2021
Current assets
Floating charge
Cash and cash equivalents	3,065	6,206
Trade receivables	36,855	38,767
Other receivables	7,414	5,752
Total current assets pledged as security	47,334	50,725

Transaction costs

During the six months ended June 30, 2022, the Group incurred € nil (June 30, 2021: €289 thousand) of transaction costs that are directly attributable to the senior debt bank facility. These costs are included in the measurement of the loan and are amortized over the term of the loan using the effective interest method. The interest expenses are recognized as part of finance costs in the interim condensed consolidated statement of profit or loss.

Prior to the drawdown on December 2, 2021 — the date on which the Group has utilized the maximum amount of credit as allowed under the facility — the Group expected that it would draw on the funds available under the senior debt facility. Therefore, commitment fees paid on the unused portion of the senior debt bank facility were deferred and treated as an adjustment to the loan’s effective interest rate and recognized as interest expense over the term of the loan. The Group did not incur additional commitment fees after December 2, 2021, as the Group has utilized the maximum amount of credit as allowed under the facility. During the six months ended June 30, 2022, the Group recognized interest expenses of €4,656 thousand (June 30, 2021: €2,875 thousand) on the senior debt bank facility.

Loan covenants

Under the terms of the senior debt bank facility, the Group is required to comply with financial covenants related to earnings before interest, taxes, depreciation and amortization (“EBITDA”), revenue and interest expenses:

1.	Group’s EBITDA margin ratio: calculated on a consolidated level as (EBITDA / Revenue) X 100.

2.	Group’s EBITDA: calculated on a consolidated basis.

3.	Interest coverage ratio: calculated on a consolidated basis as (Revenue / interest paid).

EBITDA margin thresholds are defined at the level of Allego B.V. as well, which are required to be met together with the thresholds for the Group.

Breaching the requirements would cause a drawdown stop. Continuing breaches in the financial covenants would permit the bank to immediately call the debt. The Group may within twenty business days from the occurrence of a breach of the loan covenants provide a remedial plan setting out the actions, steps and/or measures (which may include a proposal for adjustments of the financial covenant levels) which are proposed to be implemented in order to remedy a breach of the loan covenants. In addition to the drawdown stop thresholds, a default status would occur if ratios would deteriorate further. This could lead to the loan to become immediately due and payable.

The Group has complied with these covenants throughout all reporting periods presented. The Group met its covenants that were determined based on the Dutch GAAP financial statements of the Company, as required by the terms and conditions of the senior debt bank facility. As the Group transitioned to IFRS, the loan covenants will need to be revisited with the lenders as per the facility agreement.

Given the fact that the Group has utilized the maximum amount of credit as allowed under the facility after the drawdown on December 2, 2021, the Group has determined that the disclosure of the default covenant ratios provides more relevant information compared to the drawdown stop covenant ratios. The target default covenant ratios are determined based on a twelve-month running basis and are as follows:

Testing date of loan covenants	EBITDA margin	EBITDA	Interest coverage
June 30, 2021	-15.43%	-/-€15.5 million	9.55x
December 31, 2021	-9.29%	-/-€12.2 million	8.94x
June 30, 2022	0.59%	Unconditional	9.86x
December 31, 2022	1.07%	Unconditional	10.75x
June 30, 2023	1.58%	Unconditional	12.00x
December 31, 2023	1.95%	Unconditional	13.16x
June 30, 2024	2.29%	Unconditional	14.48x
December 31, 2024	2.56%	Unconditional	15.91x
June 30, 2025	2.68%	Unconditional	18.37x
December 31, 2025	2.77%	Unconditional	20.68x

For the six months ended June 30, 2022, the actual covenant ratios (based on Dutch GAAP) were as follows:

Covenant ratios	June 30, 2022	June 30, 2021
Default covenant ratios
EBITDA margin	5.63%	negative 12.92%
EBITDA	€7 million	negative €8 million
Interest coverage ratio	21.70x	13.57x

In the preparation of its interim condensed consolidated financial statements, the Group assessed whether information about the existence of the covenant and its terms is material information, considering both the consequences and the likelihood of a breach occurring. The consequences of a covenant breach have been described in this note. A covenant breach would affect the Group’s financial position and cash flows in a way that could reasonably be expected to influence the decisions of the primary users of these consolidated financial statements. The Group considered the likelihood of a breach occurring as higher than remote as the Group incurred losses during the first years of its operations, even though the Group has complied with these covenants throughout all reporting periods presented and expects to continue to meet financial covenants performance criteria. Please also refer to Note 2.2 for the going concern considerations.

Shareholder loans (1)

In 2018 and 2019, the Group entered into shareholder loans with Madeleine (the Company’s immediate parent) to finance its operations. All shareholder loans have similar terms and conditions. The principal terms and conditions are as follows:

•	repayment in full at maturity date;

•	interest can be paid or accrued at the discretion of the Group. Any accrued interest is due at the maturity date of the loan.

Interest expenses on the Group’s shareholder loans are recognized as part of finance costs in the interim condensed consolidated statement of profit or loss. During the six months ended June 30, 2022, the Group recognized interest expenses of €1,741 thousand (June 30, 2021: €4,247 thousand) on the shareholder loans. These interest expenses have been accrued to the carrying value of the shareholder loans.

On March 16, 2022, immediately prior to the closing of the previously announced business combination and pursuant to the terms of the BCA, the outstanding principal of the shareholder loans together with the accrued interest on these loans have been converted into equity. For further details regarding the equity conversion of the shareholder loans refer to Note 13.

Shareholder loan (2)

In 2020, the Group entered into a shareholder loan with Meridiam EM SAS to finance its operations. The terms and conditions of the loan have been amended subsequent to the initial loan agreement being signed. The principal terms and conditions are as follows:

•	repayment in full no later than the maturity date;

•	interest is paid half yearly in arrears;

•	the loan becomes due in the event of a share capital increase.

Interest expense on the shareholder loan is recognized as part of finance costs in the interim condensed consolidated statement of profit or loss. During the six months ended June 30, 2022, the Group recognized interest expenses of €12 thousand (June 30, 2021: € nil) on the shareholder loans.

15.	Warrant liabilities

As mentioned in Note 4, as part of the SPAC Transaction, 13,799,948 Public Warrants and 9,360,000 Private Warrants issued by Spartan have been assumed by the Group. At June 30, 2022, the Group had 13,799,948 Public Warrants and no Private Warrants outstanding, after the private warrant holders exercised all their warrants on April 15, 2022.

Public Warrants entitle the holder to convert each warrant into one ordinary share of the Company of €0.12 par value at an exercise price of $11.50 (€10.979), and can be exercised starting 30 days after the SPAC Transaction. The Private Warrants have terms and provisions that are identical to those of the Public Warrants, with the exception that as long as the Private Warrants are held by Spartan, they may be exercised for cash or on a cashless basis, and they cannot be transferred, assigned, or sold until 30 days after the Business Combination. The cashless basis exercise entitles the Private Warrants holders to convert the warrants into a number of Allego ordinary share of €0.12 par value equal to the quotient obtained by dividing the product of the number of ordinary shares of Allego underlying the warrants and the excess of the fair market value over the exercise price of the warrants by the fair market value. For the purpose of the calculation above, the fair market value shall mean the average last reported sale price of the ordinary shares of Allego for the ten trading days ending on the third trading day prior to the date on which notice of exercise of the warrant is given,

Until warrant holders acquire the ordinary shares upon exercise of such warrants, they will have no voting or economic rights. The warrants will expire on March 16, 2027, five years after the SPAC Transaction, or earlier upon redemption or liquidation in accordance with their terms.

As there are no elements in the warrant agreements that give the Group the possibility to prevent the warrant owners to convert their warrants within twelve months, the Group has classified the warrant liabilities as current liabilities.

[9]	Translated at the EUR/USD Exchange rate as at June 30, 2022.

Exercise of warrants

On April 15, 2022, all the Private Warrants were exercised on a cashless basis, and the Private Warrants holders received 1,334,949 ordinary shares of the Company. The Private Warrants had a fair value of €13,854 thousand on the exercise date. For further details regarding the Private Warrants exercise refer to Note 13.

There were no Public Warrants exercised during the six-month period ended June 30, 2022.

Movements in warrant liabilities

The financial liabilities for the warrants are accounted for at fair value through profit or loss. For further details on the assumptions and models used for estimating the fair value of the derivative warrants refer to Note 19.

During the six-month period ended June 30, 2022 the Group recognized a total net fair value gain of €21,686 thousand (June 30, 2021: € nil) in relation to both the Public Warrants and the Private Warrants, in the interim condensed consolidated statement of profit or loss, within finance costs.

Movement in the warrant liabilities for the period ended June 30, 2022 are summarized as follows:

	Public Warrants		Private Warrants		Total
	Number of warrants	(in €‘000)	Number of warrants	(in €‘000)	Number of warrants	(in €‘000)
As at January 1, 2022	—	—	—	—	—	—
Warrants assumed on Transaction date	13,799,948	21,259	9,360,000	20,993	23,159,948	42,253
Warrants exercised	—	—	(9,360,000)	(13,854)	(9,360,000)	(13,854)
Change in fair value of warrant liabilities	—	(14,546)	—	(7,139)	—	(21,686)
As at June 30, 2022	13,799,948	6,713	—	—	13,799,948	6,713

16.	Other financial liabilities

(in €‘000)	June 30, 2022	December 31, 2021
Cash consideration payable for the Mega-E asset acquisition	9,456	—
Cash consideration payable for the MOMA acquisition	30,000	—
Total	39,456	—
Non-current	—	—
Current	39,456	—
Total	39,456	—

Cash consideration payable for the Mega-E asset acquisition

Included in the Group’s other financial liabilities is a cash consideration payable with respect to the acquisition of Mega-E of €9,456 thousand.

As detailed in Note 12, as of March 16, 2022, the Group effectively obtained control over Mega-E pursuant to the completion of the previously announced business combination and recognized a financial liability equivalent to the purchase price payable as per the option agreement. The call option was formally exercised on July 12, 2022 (refer to Note 23).

As at June 30, 2022, the full cash consideration of €9,456 thousand related to the Mega-E acquisition was payable to the previous shareholders as the option was not exercised at that time, and as the amount ultimately becomes payable before July 15, 2022, the full balance is presented as current in other financial liabilities in the (interim condensed) consolidated statement of financial position.

Cash consideration payable for the MOMA acquisition

The Group’s other financial liabilities also include a cash consideration payable of €30,000 thousand related to the MOMA acquisition.

On June 7, 2022, the Group entered into two separate share and sale purchase agreements to acquire shares representing 100% of the share capital of MOMA for a total cash purchase price consideration of €59,985 thousand. On the same date, a cash payment of €29,985 thousand, being equal to 50% of the Total purchase price consideration, was paid into the respective bank accounts of the selling shareholders (the “First Instalment”). The remaining 50% of the total purchase price consideration, €30,000 thousand (the “Second Instalment”) was paid on July 29, 2022. Accordingly, the full balance of the Second Instalment of the purchase consideration is presented as current in other financial liabilities in the (interim condensed) consolidated statement of financial position.

17.	Income tax

The income tax expense for the six months ended June 30, 2022, is recognized based on the Group’s estimate of the weighted average effective annual income tax rate expected for the full financial year. The estimated average annual tax rate used for the six months ended June 30, 2022 is 0.07% (June 30, 2021: 0.42%).

18.	Financial instruments

This note provides information about the Group’s financial instruments, including:

•	an overview of all financial instruments held by the Group;

•	the classification of the financial instruments;

•	the line item on the consolidated statement of financial position in which the financial instrument is included;

•	the financial instrument’s book and fair value.

The Group holds the following financial instruments:

Financial assets

(in €‘000)	Notes	At amortized cost	Fair value through PL	Fair value through OCI	Total book value	Total fair value
As at December 31, 2021
Non-current other financial assets	12	18,887	695	—	19,582	19,582
Current other financial assets	12	—	30,400	—	30,400	30,400
Trade and other receivables		41,063	—	—	41,063	41,063
Cash and cash equivalents		24,652	—	—	24,652	24,652
Total		84,602	31,095	—	115,697	115,697
As at June 30, 2022
Non-current other financial assets	12	61,861	2,754	41,984	64,615	64,615
Current other financial assets	12	—	—	—	—	—
Trade and other receivables		28,386	—	—	28,386	28,386
Cash and cash equivalents		29,775	—	—	29,775	29,775
Total		120,022	2,754	41,984	122,776	122,776

Due to the highly liquid nature of cash and cash equivalents and the pledged bank balance classified within non-current other financial assets, their carrying amount is considered to be the same as their fair value. Due to the short-term nature of trade and other receivables, their carrying amount is considered to be the same as their fair value.

Financial liabilities

(in €‘000)	Notes	At amortized cost	Fair value through PL	Total book value	Total fair value
As at December 31, 2021
Borrowings	14	213,128	—	213,128	271,370
Non-current lease liabilities		26,097	—	26,097	N/A
Current lease liabilities		5,520	—	5,520	N/A
Trade and other payables		24,072	—	24,072	24,072
Total		268,817	—	268,817	295,442
As at June 30, 2022
Borrowings	14	137,960	—	137,960	98,709
Non-current lease liabilities		30,402	—	30,402	N/A
Current lease liabilities		6,224	—	6,224	N/A
Trade and other payables		41,280	—	41,280	41,280
Warrant Liabilities	15	—	6,713	6,713	6,713
Other financial liabilities	16	39,456	—	39,456	39,456
Total		255,322	6,713	262,035	186,158

Due to the short-term nature of the trade and other payables and other financial liabilities, their carrying amount is considered to be the same as their fair value.

19.	Fair value measurement

This note explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value and the financial instruments for which the fair value is disclosed in the interim condensed consolidated financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards.

An explanation of each level is included in Note 2.7.16 of the consolidated financial statements for the year ended December 31, 2021.

Assets and liabilities measured at fair value

As at June 30, 2022, the Group has recorded the following financial instruments at fair value in the interim condensed consolidated statement of financial position:

•	interest rate cap derivative;

•	warrant liabilities;

•	investment in equity securities.

Interest rate cap derivative and the investment in equity securities are presented within non-current other financial assets. Warrant liabilities are presented as a separate line in the interim condensed consolidated statement of financial position.

As at December 31, 2021, the Group had its interest rate cap derivative and purchase options to acquire Mega-E and MOMA recorded at fair value in the consolidated statement of financial position, which were presented within non-current other financial assets. The Group did not have any other assets and liabilities that were measured at fair value as at December 31, 2021.

The interest rate cap qualifies for the level 2 category in the fair value hierarchy due to the fact that it is not traded in an active market and the fair value is determined using valuation techniques which maximize the use of observable market data. Since all significant inputs required to fair value the instrument are observable, the instrument is included in level 2.

The investment in equity securities qualifies for the level 2 category in the fair value hierarchy due to the fact that the investee is not a public company traded in an active market and the fair value is determined using valuation techniques which maximize the usage of observable market data. Since all significant inputs required to fair value the instrument are observable, the instrument is included in level 2.

The purchase options qualified for the level 3 category in the fair value hierarchy before being derecognized in 2022, due to the fact that they were not traded in an active market and the fair value was determined using valuation techniques which use unobservable inputs that were significant to the fair value.

The Public Warrants and Private Placement Warrants qualified for the level 3 category in the fair value hierarchy at the time of their issuance due to the fact that they were not traded in an active market at the time and their fair value was determined using valuation techniques which use unobservable inputs that were significant to the fair value. As at June 30, 2022, the warrants qualify for the level 1 category in the fair value hierarchy due to the fact that their fair value is determined based on quoted market inputs.

For assets and liabilities that are recognized in the interim condensed consolidated financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. During the six-month period ended June 30, 2022, transfers of €20,567 thousand from level 3 to level 1 occurred with respect to the warrants.

The fair value of the Group’s assets measured at fair value are disclosed in the table in Note 18.

Fair value of assets and liabilities not measured at fair value

The Group has determined the fair value of assets and liabilities not measured at fair value, but for which the fair value is required to be disclosed.

Borrowings

For the shareholder loans and the senior debt, the fair value differs from its carrying amount because the interest payable on the loans is (partially) fixed. The borrowings qualify for the level 3 category in the fair value category due to the use of unobservable inputs, including own credit risk.

The fair value of the Group’s liabilities not measured at fair value are disclosed in the table in Note 18.

Specific valuation techniques to determine fair values

Specific valuation techniques used to value financial instruments include:

•	interest rate cap derivative: option pricing model;

•	investment in equity securities: multiple analysis of recent transactions;

•	purchase options: option pricing model, i.e. Black-Scholes pricing model;

•	borrowings: discounted cash flow analysis using a market interest rate;

•	warrants valuation as of issuance: binomial tree framework.

Financial instruments measured at fair value (level 3)

The changes in level 3 items for the six months ended June 30, 2022 have been as follows:

(in €‘000)	Purchase options
Carrying amount at January 1, 2022	30,400
Movements in the six months ended June 30, 2022
Fair value gains on purchase options	3,856
Derecognition of substantive purchase option	(34,256)
Exercise of purchase option	—
Carrying amount at June 30, 2022	—

(in €‘000)	Warrant liabilities
Carrying amount at January 1, 2022	—
Movements in the six months ended June 30, 2022
Public warrants assumed as part of the SPAC Transaction	21,259
Private warrants assumed as part of the SPAC Transaction	20,993
Change in fair value of private warrant liabilities	(7,139)
Transfer of private placement warrant liabilities into level 1	(13,854)
Change in fair value of public warrant liabilities	(14,546)
Transfer of public warrant liabilities into level 1	(6,713)
Carrying amount at June 30, 2022	—

The Group uses external valuation experts to perform valuations on a periodic basis for its fair value measurements categorized within level 3 of the fair value hierarchy.

Valuation inputs to the fair value of purchase options

Inputs to the fair value of the purchase options are the spot price per share, the exercise price, the risk-free rate, volatility, time to expiration and dividend yield. The following table summarizes the quantitative information about the significant unobservable input parameters used in the level 3 fair value measurement of the purchase options at the time of their derecognition or exercise in 2022, using a Black-Scholes pricing model.

	June 7, 2022	March 16, 2022
Purchase option	MOMA	Mega-E
Parameters
Spot price per share (in €)	253	437,000
Volatility	N/A	100.00%

Given that all purchase options have either been exercised or have become substantive during the six months ended June 30, 2022, changes to significant unobservable input parameters and the result of these changes on the fair value of the options have not been disclosed.

Further details and background on the purchase options are disclosed in Note 12.

Valuation inputs to the fair value of warrant liabilities

The fair value of the Public Warrants and the Private Placement Warrants have been estimated using a binomial tree framework at the time of their issuance (March 16, 2022) as there was no observable trade price available.

For Public Warrants, subsequent to their listing on an active market, their fair value as of June 30, 2022, is based on the observable listed quoted price (Level 1) for such warrants. For Private Placement Warrants, these were exercised on April 15, 2022 with the fair value on that date being determined based on the spot price per underlying ordinary share of Allego, which is an quoted market input.

Upon issuance, the estimated fair value of both the Public and Private Warrants was determined using Level 3 inputs as no observable market inputs were available. Inputs to the binomial framework tree are the spot price per share, risk-free interest rate, the Warrants key contractual terms and assumptions related to the Groups expected stock-price volatility and dividend yield.

20.	Financial risk management

This note explains the Group’s exposure to financial risks and how these risks could affect the Group’s future financial performance.

Risk	Exposure arising from	Measurement	Management
Liquidity risk	Borrowings and other liabilities	Cash flow forecasts	Availability of borrowing facilities

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. Due to the dynamic nature of the underlying businesses, the Group maintains flexibility in funding by maintaining availability under committed credit lines. The Group has been predominantly contracting customers of sound commercial standing and their payment behavior was generally good. Refer to Note 2.2 for details about the Group’s financial position and the going concern assumption applied in preparing the interim condensed consolidated financial statements.

The Group has pledged bank balances to secure the payment of interest and commitment fees to the Group’s external lender and bank balances pledged to secure payments to suppliers of the Group.

The main risk for the Group is not meeting the debt covenants or drawdown requirements described in Note 14. In this case, funding via the senior debt funding would not be available. The Group monitors the liquidity risk on a weekly basis. Management monitors rolling forecasts of the Group’s liquidity reserve (comprising the undrawn borrowing facilities) and cash and cash equivalents on the basis of expected cash flows. This is generally carried out at Group level, in accordance with practice and limits set by the Group. In addition, the Group’s liquidity management policy involves projecting cash flows and considering the level of liquid assets necessary to meet these, monitoring balance sheet liquidity ratios against internal and external regulatory requirements and maintaining debt financing plans. The Group assessed the concentration of risk with respect to refinancing its debt and concluded it to be low.

The Group had access to the following undrawn borrowing facilities for each reporting period presented:

(in €‘000)	June 30, 2022	December 31, 2021
Expiring beyond one year - Senior debt	—	—

As indicated in Note 14, following a series of drawdowns on the senior debt bank facility during 2021, the Group has utilized the maximum amount of credit as allowed under the facility as of December 2, 2021. The senior debt bank facility was available to be drawn if the drawdown covenants were met, in euros and has an average maturity of approximately 4.0 years (December 31, 2021: 5.0 years).

21.	Commitments and contingencies

Purchase commitments for chargers and charging infrastructure

Significant expenditures for chargers and charging infrastructure contracted for, but not recognized as liabilities, as at June 30, 2022, were €2,627 thousand (December 31, 2021: €2,261 thousand). The Group uses these assets either as own chargers (property, plant and equipment) or as charging equipment to fulfill its obligations under EPC contracts entered into with its customers (inventory).

22.	Related-party transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Group and other related parties are disclosed below.

Terms and conditions of transactions with related parties

Management services were bought from the immediate parent entity for a fixed fee. All other transactions were made on normal commercial terms and conditions and at market rates. Outstanding balances are unsecured. Asset and liability positions can either be offset or can be settled in cash. No loss allowance is recognized on these balances.

22.1 Transactions with related parties

The related party transactions for the six months ended June 30, 2022 and 2021 have been as follows:

		For the six months ended June 30,
(in €‘000)	Relationship	2022	2021
Madeleine Charging B.V.	Immediate parent entity
Interest expenses on shareholder loans		1,741	4,247
Management fee		12	13
Reimbursement of advisory fees		280	840
Reimbursement of marketing expenses		—	1,071
Share-based payment expenses		74,001	121,932
Mega-E Group (Mega-E Charging B.V. and its subsidiaries)	Other related party
Revenue from contracts with related party		1,474	4,940
EV Cars	Other related party
Revenue from contracts with related party		18,344	—
Voltalis	Other related party
Revenue from contracts with related party		290	—

The transactions with Mega-E until March 16, 2022, are considered related-party transactions. The Group obtained control of Mega-E as of that date. All subsequent transactions are therefore considered to be intra-group transactions and have been eliminated in these interim condensed consolidated financial statements.

Share-based payment expenses

On December 16, 2020, the Company’s then immediate parent entity — Madeleine — entered into a First Special Fees Agreement, under which share-based payment awards are provided to an external consulting firm. Madeleine has the obligation to settle the agreement, but the Group accounts for the First Special Fees Agreement as a share-based payment arrangement as the Group receives services from the consulting firm under the agreement. The Group does not have an obligation to settle the share-based payment awards with the consulting firm in cash or equity instruments and therefore the total arrangement is classified as an equity-settled share-based payment arrangement. On July 28, 2021, Spartan and the Company signed a BCA. Madeleine and the external consulting firm were also parties to the BCA. On February 28, 2022, the BCA was amended whereby the parties modified the thresholds of the First Special Fees Agreement that determine whether the fees payable in cash (“Part A”) to the external consulting firm will be paid in cash, shares or a combination of cash and shares, contingent upon the number of redemptions that will result from the SPAC Transaction. The amendment did not change the accounting treatment of the First Special Fees Agreement, as the total First Special Fees Agreement is classified as an equity-settled share-based payment arrangement, and the amendment did not give rise to an incremental fair value of the share-based payment arrangement. Refer to Note 8.1 for details on the First Special Fees Agreement.

On February 25, 2022, the Company’s then immediate parent entity — Madeleine — entered into a Second Special Fees Agreement, under which share-based payment awards are provided to an external consulting firm. On April 20, 2022, the Second Special Fees Agreement was novated from Madeleine to Allego. Before the novation, Madeleine had the obligation to settle the agreement, and the Group accounted for the Second Special Fees Agreement as a share-based payment arrangement as the Group receives services from the consulting firm under the agreement. The Group did not have an obligation to settle the share-based payment awards with the consulting firm and therefore the total arrangement was classified as an equity-settled share-based payment arrangement. Following the novation, the Group has the obligation to settle the share-based payment awards with the consulting firm in cash and therefore the total arrangement was classified as a cash-settled share-based payment arrangement. Refer to Note 8.2 for details on the Second Special Fees Agreement.

In March 2022 the Company established the management incentive plan and during the period ended June 30, 2022, issued the grant options and the performance options to the key management. These options are classified as equity-settled share-based payment transactions as the settlements with the participants shall be done using the Company’s shares. The vested options were recognized at fair value at the issuance date as an employee benefits expense in the general and administrative expenses, with a corresponding increase in equity. Refer to Note 8.3 for details on the Management Incentive Plan.

Voltalis

Upon completion of the MOMA acquisition, Voltalis became a related party of the Group in accordance with the criteria outlined in IAS 24 Related Party Disclosures through its relationship with Meridiam SAS. Madeleine — the majority shareholder of the Company — is indirectly owned by Meridiam. Voltalis is considered to be an investment in an associate of Meridiam. Consequently, the Group and Voltalis are related parties and the related-party transactions have been disclosed in the table in this note.

23.	Subsequent events

The following events occurred after June 30, 2022:

Acquisition of Mega-E

On July 27, 2022, in connection with the Mega-E option, the Group entered into a Sale and Purchase Agreement to acquire 51% of the share capital of Mega-E for a purchase consideration for the shares of €4,823 thousand and €11,936 thousand for the shareholder loan receivable between Meridiam and Mega-E.

On July 29, 2022, the Group settled the above-mentioned obligations by transferring an amount of €16,759 thousand with respect to the acquisition of Mega-E, representing the purchase consideration for the shares and the settlement of the shareholder loan between Meridiam and Mega-E.

The Group signed a letter of intent on September 5, 2022 to acquire the remaining 49% which is expected to be acquired before December 31, 2022.

Acquisition of MOMA

On July 29, 2022, the Group settled the second installment of €30 million, representing 50% of the total purchase price consideration payable for the acquisition of MOMA in accordance with the terms of the agreements.

Refinancing

On July 28, 2022, the Group expanded its existing €120 million senior debt facility by an additional €50 million through and accordion feature with Société Générale and KommunalKredit Austria (KA). Additionally, the Group received a waiver such that the Group is no longer required to pledge an amount of bank balances. In the original agreement, these bank balances were required to be pledged to secure the payment of interest and commitment fees. Consequently, these bank balances are at the free disposal of the Group. As at June 30, 2022, the amount of pledged bank balances amounted to €13 million.

Under the original terms the senior debt facility expires in May 2026. However, the Group is seeking a new expanded financing package and has mandated Société Générale as structuring bank in connection with this financing.